Exhibit 99.1

SECOND QUARTER REPORT

2004

dedicated to being world class

2004 Second Quarter Highlights

Key Financial Highlights

	Three months ended June 30,		Six months ended June 30,
(in United States dollars) (Unaudited, Canadian GAAP)
	2004	2003	2004	2003
(millions except per share)
Financial Results
Revenue	$160.9	$157.8	$317.5	$278.8
Net earnings (loss) attributable to common shareholders	$6.6	$(7.7)	$19.8	$(21.8)
Cash flow provided from operating activities	$25.7	$17.8	$43.3	$34.0
Net earnings (loss) per share (basic and diluted)	$0.02	$(0.02)	$0.06	$(0.08)
Basic weighted average number of common shares outstanding (millions)	346.0	314.7	345.9	284.1

Operating Results
Gold Equivalent Production	420,093	460,953	817,104	787,765
Per ounce data:
Average spot gold price	$393	$347	$401	$350
Average realized gold price	$381	$345	$391	$344
Cash operating costs	$227	$205	$227	$215
Total cash costs	$241	$214	$241	$223
Total production costs	$338	$310	$336	$317

•
Earnings of $6.6 million, or $0.02 per share, for the second quarter and $19.8 million, or $0.06 per share, for the first half of 2004.

•
Cash flow provided from operating activities of $25.7 million. Excluding changes in non-cash working capital items of $14.2 million, cash flow was $39.9 million.

•
Production of 420,093 gold equivalent ounces at total cash costs of $241 per ounce both met expectations. Annual production target of 1.7 to 1.75 million gold equivalent ounces at total cash costs of approximately $230 remain unchanged.

•
Average second quarter realized gold price was 10% higher than the same period in 2003.

•
Final delivery of gold hedge contracts was made in the second quarter. Kinross is now fully leveraged to the spot gold price. Excluding the hedging impact, earnings would have been $12.1 million.

•
Cash balance of $187.7 million and debt of $8.5 million provide financial flexibility to fund projects and to grow the business.

•
Capital expenditures of $40.4 million on track to reach the forecast of $165 million for the year.

Bob Buchan, President and C.E.O. said, "Other than achieving, or doing better than, our stated goals for the year, our strategy remains focused on bringing our new projects at Refugio and Kubaka into production, and most importantly we intend to show a meaningful growth in reserves this year. In all cases, I am confident that we are on track to achieving our stated goals."

This quarterly report contains management's analysis of the financial performance of the Company and its financial position and it should be read in conjunction with the consolidated financial statements. Readers are cautioned that Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the Kinross Gold Corporation Annual Report for the year ended December 31, 2003 filed with Canadian securities regulatory agencies on April 16, 2004 "2003 Annual Report" for additional details including risks affecting the business. The Annual report is available on the Company's website www.kinross.com or on www.sedar.com. In our MD&A and elsewhere, we refer to measures such as total cash costs per equivalent ounce of gold, realized revenue and total cash costs items that are not defined by generally accepted accounting principles ("GAAP"). Our use of these terms may not be consistent with the way these terms are used by others. Where possible, we provide tables or other information that enables readers to reconcile between such non-GAAP measures and standard GAAP measures. While these measures are not defined by or required by GAAP, we provide this information to readers to help them better understand the significant events, transactions and trends that affect our business.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and its subsidiaries, as applicable. Where we refer to the "industry", we mean the gold mining industry.

All results are expressed in United States dollars, unless otherwise stated, and are unaudited. The combination with TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay") was accounted for as a purchase with an effective date of January 31, 2003. Accordingly, the financial statements and gold equivalent production statistics for the first six months of 2003 reflect operating results for the acquired properties for the months of February to June only.

Management's Discussion and Analysis
of Results of Operations and Financial Condition

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). Reconciliation to United States generally accepted accounting principles is provided annually as a note to the financial statements. All amounts expressed herein are in United States dollars unless otherwise stated. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three and six months ended June 30, 2004, as well as our outlook.

Overview

The profitability of the Company and its competitors is subject to the world prices of gold and silver and the costs associated with: the acquisition of mining interests; exploration and development of mining interests; mining and processing of gold and silver; regulatory and environmental compliance and general and administrative functions. The prices of gold and silver are subject to a multitude of variables outside the Company's control. In order to minimize the impact of price movements, management continually strives to be an efficient, cost effective producer. This discussion is based on issues, which the Company can control, and references to the Company's progress in meeting its primary objective for 2004 of producing between 1.70 and 1.75 million ounces of gold equivalent at total cash costs in the range of $225 to $235 per ounce.

On January 31, 2003, the Company combined its operations with those of TVX and Echo Bay. This transaction is fully described in the December 31, 2003 financial statements, the accompanying notes and the annual MD & A. As a result, comparative numbers for the first half of 2003 include only five months of operations of the mines acquired from the combination.

Developments in 2004

Closure of Gold Hedge Program

In the second quarter of 2004, the Company elected to take advantage of lower spot gold prices and eliminated the remainder of its gold hedge book by making final deliveries against the hedge contracts. As a result, non-cash deferred charges of $9.6 million will impact results over the next 12 months. The gold hedge program reduced earnings by $5.5 million, or $0.01 per share, compared with $0.6 million in the second quarter of 2003.

Repayment of Industrial Revenue Bonds

During the first half of 2004, the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority. The Company is now essentially debt free.

Closure of New Britannia

Due to poor economic performance, Kinross and its joint venture partner, High River Gold Mines Ltd., made the decision in the first half of 2004 to suspend all underground mine development work at New Britannia. Mining and milling of developed ore will continue until early in the fourth quarter of 2004.

Summary of results for the second quarter and first half of 2004

	Three months ended June 30,				Six months ended June 30,
	2004	2003	Change		2004	2003	Change
Gold equivalent production – ounces	420,093	460,953	(9%	)	817,104	787,765	4%
Mining revenue (millions)	$154.9	$157.8	(2%	)	$310.5	$274.8	13%
Net earnings (loss) for the period (millions)	$6.6	$(5.5)	220%		$19.8	$(17.5)	213%
Basic and Diluted earnings (loss) per share	$0.02	$(0.02)	200%		$0.06	$(0.08)	175%

Second quarter of 2004 vs. second quarter of 2003

•
The Company's share of gold equivalent production for the second quarter of 2004 was 420,093 ounces, a decrease of 9% over the 460,953 gold equivalent ounces produced in the corresponding period of 2003 primarily due to reduced production at Fort Knox and Round Mountain.

•
Revenue from gold and silver sales in the second quarter of 2004 was $154.9 million compared to $157.8 million in second quarter of 2003, a decrease of 2% due to lower production in the second quarter of 2004 offset by higher gold prices during the same period of 2004.

•
The Company sold 391,737 ounces of gold in the quarter at an average realized price of $381 per ounce while the average spot gold price for the quarter was $393. This compares to 440,990 ounces of gold sold in the second quarter of 2003 at an average realized price per ounce of gold of $345 per ounce with the average spot price for that period being $347 per ounce.

•
Net earnings for the quarter was $6.6 million or $0.02 per share compared to a net loss of $5.5 million or $0.02 per share for the second quarter of 2003.

Kinross Gold Corporation        1

•
Average total cash costs per gold equivalent ounce for the quarter were $241 compared to $214 per ounce in 2003, an increase of 13%, primarily due to lower production and increased energy costs.

•
Cash flow provided from operating activities for the quarter was $25.7 million in 2004 compared to $17.8 million in 2003. Cash flow provided from operating activities increased due to higher gold prices and offset by an increase in working capital requirements and deferred losses on hedges as a result of unwinding the gold hedge program.

First half of 2004 vs. first half of 2003

•
For the first half of 2004 the Company's share of gold equivalent production was 817,104 ounces, an increase of 4% over the 787,765 gold equivalent ounces produced in the corresponding period in 2003. The increase is primarily due to the inclusion of only five months of operating information for the first half of 2003 for the mines acquired in the TVX and Echo Bay combinations offset by lower production during the second quarter of 2004.

•
Revenue from gold and silver sales in the first half of 2004 was $310.5 million compared to $274.8 million in the first half of 2003, an increase of 13% primarily due to higher gold prices in the first half of 2004.

•
The Company sold 765,863 ounces of gold in the first half at an average realized price of $391 per ounce while the average spot gold price for the first half was $401. This compares to 771,012 ounces of gold sold in the first half of 2003 at an average realized price per ounce of gold of $344 per ounce ($350 average spot price).

•
Net earnings for the first half of 2004 were $19.8 million or $0.06 per share compared to a net loss of $17.5 million or $0.08 per share for the first half of 2003. The net loss for the first quarter of 2003 was restated to reflect the adoption of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset retirement obligations" ("Section 3110"). This restatement increased the net loss for the first half of 2003 by $1.1 million to $17.5 million and increased the basic and diluted loss per share by $0.01 to $0.08.

•
Average total cash costs per gold equivalent ounce for the first half of 2004 were $241 compared to $223 per ounce in 2003, reflecting resumed operations at Kettle River, reduced production at Kubaka and Round Mountain, suspension of mining at the True North deposit and higher energy costs.

•
Cash flow provided from operating activities for the first half of 2004 was $43.3 million in 2004 compared to $34.0 million in 2003. Cash flow provided from operating activities increased due to higher production and gold sales and offset by an increase in working capital requirements and deferred losses on hedges as a result of unwinding the gold hedge program.

•
Significant factors in the use of cash were $12.9 million related to winter road resupply purchases at Kubaka and Lupin, $13.6 million of reductions in accrued liabilities due to payments associated with the completion of the settlement agreement regarding TVX Hellas and an increase in deferred losses on hedges as a result of unwinding the gold hedge program.

Results of Operations

Revenues and Production of Gold

A summary of revenue and production for the Company is provided below. This clearly highlights the increases in production, gold and silver sales and realized prices in the second quarter and first half of 2004 as compared to the same respective periods in 2003.

	Three months ended June 30,				Six months ended June 30,
	2004	2003	Change		2004	2003	Change
Gold equivalent production – ounces	420,093	460,953	(9%	)	817,104	787,765	4%
Gold sales – ounces	391,737	440,990	(11%	)	765,863	771,012	(1%	)
Gold sales – revenue (millions)	$148.6	$151.6	(2%	)	$298.6	$264.0	13%
Gold deferred revenue realized (millions)	0.5	0.5	–		1.1	1.1	–

Total gold revenue realized (millions)	$149.1	$152.1	(2%	)	$299.7	$265.1	13%

Average sales price per ounce of gold	$380	$344	10%		$390	$343	14%
Deferred revenue realized per ounce of gold	1	1	–		1	1	–

Average realized price per ounce of gold sold	$381	$345	10%		$391	$344	14%

Average spot gold price per ounce	$393	$347	13%		$401	$350	15%

Silver sales revenue (millions)	$5.8	$5.7	2%		$10.8	$9.7	11%

Total gold and silver revenue (millions)	$154.9	$157.8	(2%	)	$310.5	$274.8	13%

2        Kinross Gold Corporation

Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the commodities for each comparative period. The resulting ratios are 61.1 and 62.0:1 for the second quarter and first half of 2004, respectively, and 75.5:1 and 75.8:1 for the second quarter and first half of 2003, respectively. The Company produced 0.9 and 1.8 million ounces of silver in the second quarter and first half of 2004, respectively, and 1.2 and 2.1 million ounces of silver in the second quarter and first half of 2004 and 2003, respectively.

Realized revenue is furnished to provide additional information and is a non-GAAP measure. This measure combined with total cash costs is intended to provide investors with information about the cash generating capability (realized revenue per ounce net of total cash costs per ounce) of the mining operations. The Company uses this information for the same purpose and for assessing the performance of its mining operations. The measure of average realized price per ounce of gold sold has been calculated on a consistent basis in each period.

Costs and Expenses

The following tables compare consolidated production costs per equivalent ounce of gold production for the second quarter of 2004 and 2003 and the first half of 2004 and 2003 and provide reconciliations of total cash costs as per the financial statements.

	Three months ended June 30,			Six months ended June 30,
	2004	2003	Change	2004	2003	Change
(per ounce of gold equivalent)
Cash operating costs	$227	$205	11%	$227	$215	6%
Royalties	14	9	56%	14	8	75%

Total cash costs	$241	$214	13%	$241	$223	8%
Accretion expense	5	5	0%	5	5	0%
Depreciation, depletion and amortization	92	91	1%	90	89	1%

Total production costs	$338	$310	9%	$336	$317	6%

Reconciliation of total cash costs per equivalent ounce of gold to consolidated financial statements

The following table reconciles the production costs per equivalent ounce of gold presented above to the operating costs presented in the consolidated financial statements.

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$102.6	$107.9	$197.1	$195.4
Accretion expense	(2.2)	(2.4)	(4.4)	(4.5)
Change in bullion inventory	2.1	(1.0)	7.8	(9.1)
Operating costs not related to gold production	(1.5)	(5.6)	(3.7)	(5.7)

Total cash costs for per ounce calculation purposes	$101.0	$98.9	$196.8	$176.1

Gold equivalent production – ounces	420,093	460,953	817,104	787,765
Total cash costs per equivalent ounce of gold	$241	$214	$241	$224

Total cash costs per equivalent ounce of gold is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating expenses as determined under generally accepted accounting principles. This measure is intended to provide investors with information about the cash generating capabilities (realized revenue, net of total cash costs per ounce) of the mining operations. The Company uses this information for the same purpose and for assessing the performance of its mining operations. Mining operations are capital intensive. The measure total cash costs excludes capital expenditures but is reconciled to total operating costs for each mine. Capital expenditures require the use of cash in the current period, and in prior periods and are discussed throughout the MD&A. and included in the segmented information note to the consolidated financial statements.

Kinross Gold Corporation        3

Operations

Summary of Production and Costs

The following tables show a summary of total production and average cash costs per ounce. These tables are followed by a detailed discussion of each mine and its operating performance.

	Gold Equivalent Production (ounces)				Total Cash Costs ($/ounce)
	Three months ended June 30,		Six months ended June 30,			Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003		2004	2003	2004	2003
Fort Knox	79,007	101,425	154,987	192,639		$257	$241	$274	$250
Round Mountain 1,[2]	99,554	116,336	194,538	180,370		220	167	208	176
Porcupine [3]	53,225	59,964	105,092	107,544		204	196	227	223
Kubaka [4]	39,121	47,576	68,380	77,626		275	188	295	187
Paracatu 1,[3]	22,096	25,707	46,436	42,665		228	181	214	175
La Coipa 1,[2]	32,454	32,854	73,003	56,777		298	291	260	271
Crixás 1,[2]	23,440	24,103	45,951	39,707		122	105	125	104
Musselwhite 1,[5]	19,600	18,089	37,149	27,564		244	225	268	257
New Britannia 1,[2]	7,866	9,365	14,573	16,825		271	317	341	297
Kettle River	22,362	–	47,709	–		243	–	235	–
Lupin [1]	19,710	25,534	24,897	44,318		355	409	344	410
Refugio [2]	1,658	–	4,389	–		226	–	217	–
Denton-Rawhide [6]	–	–	–	1,730		–	–	–	221

Total	420,093	460,953	817,104	787,765	Average	$241	$214	$241	$223

1.
Production and cost data for 2003 are for five months from February to June.

2.
Production reflects the Company's 50% ownership interest.

3.
Production reflects the Company's 49% ownership interest.

4.
Production reflects the Company's 54.7% ownership interest to February 28, 2003, and its 98.1% interest thereafter.

5.
Production reflects the Company's 32% ownership interest.

6.
Includes the Company's share of Denton-Rawhide and Andacollo production attributable to the Pacific Rim (formerly Dayton) ownership interest.

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

Mining Operations

Fort Knox (100% ownership and operator) – U.S.A

The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska, in 1998. The Fort Knox operation consists of the main Fort Knox open pit and the True North open pit located approximately 15 kilometres northwest of Fort Knox. Gold equivalent production in the second quarter and first half of 2004 were 79,007 and 154,987 ounces at total cash costs per gold equivalent ounce of $257 and $274, respectively. This compares to second quarter and first half of 2003 gold equivalent production of 101,425 and 192,639 ounces at total cash costs per gold equivalent ounce of $241 and $250, respectively.

	Three months ended June 30,		Six months ended June 30,
Reconciliation of Fort Knox total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$19.5	$24.5	$42.5	$48.4
Accretion expense	(0.3)	(0.5)	(0.7)	(0.7)
Change in bullion inventory	1.1	0.4	0.6	0.5

Total cash costs for per ounce calculation purposes	$20.3	$24.4	$42.4	$48.2

Gold equivalent production – ounces	79,007	101,425	154,987	192,639
Total cash costs per equivalent ounce of gold	$257	$241	$274	$250

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

4        Kinross Gold Corporation

Second quarter of 2004 vs. second quarter of 2003

•
Gold equivalent production was lower by approximately 22% reflecting the reduction in mill feed, primarily due to the suspension of the processing of ore from the True North deposit. The processing of the True North ore is expected to recommence in the second half of 2004.

•
Total cash costs per equivalent ounce of gold increased by 7% reflecting the lower ounces processed, increases in fuel costs of approximately 15%, increases in energy costs of 5% and availability of equipment. The availability issues will be addressed as additional high capacity trucks will be delivered and put into use during the third quarter of 2004 thereby lowering cash costs per ounce.

First half of 2004 vs. first half of 2003

•
Gold equivalent production was lower by approximately 20% reflecting low mill feed grades due to the mining sequence at Fort Knox and the deferral of True North Mining to the second half of 2004. Mill feed grades are expected to increase in the second half of the year due to improved grade at Fort Knox and the resumption of mining at True North.

•
Suspension of mining at True North was to allow the True North mining fleet to be utilized in completing the next phase of the tailings dam lift at Fort Knox instead of relying on more expensive third party contractors. This is expected to result in decreased production for the full year 2004 compared to 2003.

•
Gold equivalent production of 154,987 ounces was higher than planned production of 145,000 ounces for the first half of 2004.

•
The increase in total cash costs per equivalent ounce of gold reflects the lower ounces processed as discussed above as well as increases in fuel and power costs and reduced availability of equipment.

•
Total cash costs are expected to decrease quarter over quarter as waste mining efforts shift to the Fort Knox Mine expansion program. This major pit expansion will take place over the next several years, releasing approximately 1 million ounces of gold.

•
Exploration conducted in 2003 and additional results from the Fort Knox in-pit work confirmed sufficient continuity of the mineralized zones to justify a major pit wall layback at an assumed gold price of $325 per ounce. This major layback is a three year, approximately $60.0 million capital expenditure program.

•
Planned capital expenditures for 2004 were approximately $39.0 million, of which 19.4 million was spent in the first half of 2004 – $8.4 million for mine development, $3.3 million on the tailings dam with the balance spent on new equipment and equipment rebuilds.

The Company's forecast for 2004 is gold production of approximately 340,000 ounces at total cash costs of approximately $220 per ounce. During the second half of 2004 gold production is expected to increase thereby decreasing the total cash costs per ounce to approximately $176 per ounce.

Round Mountain (50% ownership and operator) – U.S.A

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, upon completion of the combination with Echo Bay on January 31, 2003. The Company's share of gold equivalent production in the second quarter and first half of 2004 was 99,554 and 194,538 ounces at total cash costs per gold equivalent ounce of $220 and $208, respectively. This compares to the Company's share of gold equivalent production for the second quarter and first half of 2003 of 116,336 and 180,370 ounces at total cash costs per gold equivalent ounce of $167 and $176, respectively.

	Three months ended June 30,		Six months ended June 30,
Reconciliation of Round Mountain total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003 [1]
(millions except production and per ounce amounts)
Operating costs per financial statements	$21.4	$20.7	$39.5	$34.8
Accretion expense	(0.5)	(0.7)	(0.9)	(1.0)
Change in bullion inventory	0.7	(0.5)	1.2	(2.0)
Management fees	0.3	–	0.6	–

Total cash costs for per ounce calculation purposes	$21.9	$19.5	$40.4	$31.8

Gold equivalent production – ounces	99,554	116,336	194,538	180,370
Total cash costs per equivalent ounce of gold	$220	$167	$208	$176

1.
Includes only the months of February to June 2003.

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

Kinross Gold Corporation        5

Second quarter of 2004 vs. second quarter of 2003

•
Gold equivalent production was lower by approximately 14% due to lower grades of ore placed on the dedicated and reusable leach pads.

•
Total cash costs per equivalent ounce of gold increased by 32% due to the lower ounces processed and increases in fuel costs, energy costs and supplies.

First half of 2004 vs. first half of 2003

•
Gold equivalent production for the first half of 2004 was higher by approximately 8% reflecting acceleration in placement of ore on the dedicated leach pads to offset crushing and milling limitations and to stockpile higher grade ore. The milling and crushing limitations resulted from a failure of an electrical transformer in the last half of 2003. This was partially offset by lower recovery rates due to lower grade ore placed on the dedicated and reusable leach pads.

•
Gold equivalent production of 194,538 was higher than the planned production of 180,700 ounces for the first half of 2004.

•
The increase in total cash costs per equivalent ounce of gold reflects increases in fuel costs, power costs, supplies and marginal increases in payroll.

•
Capital expenditures during the first half were $3.5 million with total year planned expenditures of $8.1 million (the Company's share). Capital expenditures during the first half of 2004 were incurred primarily on leach pad expansions and capitalized exploration on the Gold Hill deposit.

The Company's forecast for 2004 is gold production of approximately 385,000 ounces at total cash costs of approximately $221 per ounce.

Porcupine Joint Venture (49% interest, Placer Dome 51%, operator) – Canada

The Company formed this joint venture on July 1, 2002 with a wholly owned subsidiary of Placer Dome Inc. by combining each company's gold mining operations in the Porcupine district of Timmins, Ontario. The Company's share of gold equivalent production in the second quarter and first half of 2004 were 53,225 and 105,092 ounces at total cash costs per gold equivalent ounce of $204 and $227, respectively. This compares to the Company's share of gold equivalent production for the second quarter and first half of 2003 of 59,964 and 107,554 ounces at total cash costs per gold equivalent ounce of $196 and $223, respectively.

	Three months ended June 30,		Six months ended June 30,
Reconciliation of Porcupine total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003
(millions except production and per ounce amounts)
Operating costs per financial statements	$10.8	$13.4	$23.6	$27.1
Accretion expense	(0.2)	(0.2)	(0.4)	(0.4)
Change in bullion inventory	0.3	–	0.7	(1.2)
Operating costs not related to gold production	–	(1.4)	–	(1.4)

Total cash costs for per ounce calculation purposes	$10.9	$11.8	$23.9	$24.0

Gold equivalent production – ounces	53,225	59,964	105,092	107,544
Total cash costs per equivalent ounce of gold	$204	$196	$227	$223

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

Second quarter of 2004 vs. second quarter of 2003

•
Gold equivalent production was lower by approximately 11% due to closure of the Dome underground mining operations at the end of May and lower mill throughput. The Dome underground mine was the longest operating mine in North America having been in operation for 94 years.

•
Total cash costs per equivalent ounce of gold increased by 8% reflecting the lower ounces processed as discussed above partially offset by a marginal decline of the Canadian dollar, compared to the United States dollar, during the quarter.

First half of 2004 vs. first half of 2003

•
Gold equivalent production was lower by approximately 2% reflecting closure of the Dome underground mining operations at the end of May offset by higher underground grades being processed. The Hoyle Pond underground and the Hoyle Pond and Dome open pit continue to operate.

•
Gold equivalent production of 105,092 was better than the planned production of 101,200 ounces for the first half of 2004.

•
The marginal increase in total cash costs per equivalent ounce of gold reflects the impact of higher underground grades processed as well as the approximate 4% appreciation of the Canadian dollar, compared to the United States dollar, during the first half of 2004.

6        Kinross Gold Corporation

•
The Company and its partner planned an aggressive spending program for 2004 centred on expanding reserves through the development of the Pamour project and Hoyle Pond development. Capital expenditures during the first half were $7.2 million with total year planned expenditures of $28.7 million (the Company's share). Capital expenditures during the first half of 2004 were lower due to deferral of the Pamour project, deferral of capital for the winze (an underground tunnel to provide connection between levels of the mine) at Hoyle Pond and deferral of the Hoyle Pond crown pillar project.

The Company's forecast for 2004 is gold production of approximately 200,000 ounces at total cash costs of approximately $230 per ounce.

Kubaka (98.1% ownership and operator) – Russia

On February 28, 2003, the Company completed a step-up transaction increasing its interest by 43.44% in the Kubaka open pit mine located in the Magadan Oblast in far eastern Russia to bring its ownership to 98.1%. Hence, the comparative results include the Company's 54.7% share for the first two months of 2003 and its 98.1% ownership thereafter.

The Company's 98.1% share of gold equivalent production in the second quarter and first half of 2004 were 39,121 and 68,380 ounces at total cash costs per gold equivalent ounce of $275 and $295, respectively. This compares to the Company's share of gold equivalent production for the second quarter and first half of 2003 of 47,576 and 77,626 ounces at total cash costs per gold equivalent ounce of $188 and $187, respectively.

	Three months ended June 30,		Six months ended June 30,
Reconciliation of Kubaka total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$10.3	$8.6	$18.3	$14.4
Accretion expense	(0.1)	(0.2)	(0.2)	(0.3)
Change in bullion inventory	0.3	0.3	1.8	0.2
Non-controlling interests	(0.1)	(0.2)	(0.3)	(0.2)
Operating costs not related to gold production	0.4	0.5	0.6	0.5

Total cash costs for per ounce calculation purposes	$10.8	$9.0	$20.2	$14.6

Gold equivalent production – ounces	39,121	47,576	68,380	77,626
Total cash costs per equivalent ounce of gold	$275	$188	$295	$187

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

Second quarter of 2004 vs. second quarter of 2003

•
Gold equivalent production was lower by approximately 18% due to the processing of relatively lower grade stockpiles. Pre-stripping of the Birkachan pit was completed and mining of ore commenced at the end of May 2004. The activities at the Birkachan pit were affected by inclement weather.

•
Total cash costs per equivalent ounce of gold increased by 47% reflecting lower ounces processed and higher fuel costs, equipment supplies and mill consumables partially offset by reduced selling costs and property taxes.

First half of 2004 vs. first half of 2003

•
Gold equivalent production was lower by approximately 12% reflecting processing of relatively lower grade stockpiles. Pre-stripping of the Birkachan pit was completed and mining of ore started at the end of May 2004. The activities at the Birkachan pit were affected by inclement weather.

•
Gold equivalent production of 68,380 was higher than the planned production of 60,000 ounces for the first half of 2004.

•
The increase in total cash costs per equivalent ounce of gold reflects lower ounces processed as well as the impact of higher fuel costs, equipment supplies and mill consumables partially offset by reduced selling costs and property taxes.

•
Total cash costs per ounce are expected to decrease in the second half of the year with the addition of high grade Birkachan ore.

•
Current plans indicate that a 8-week shut-down of the Kubaka mill during the third quarter of 2004 will reduce the over-all operating cost profile and improve the annual cash flow of the mine. This 8-week suspension will allow for more efficient operations of the mill in the fourth quarter of 2004 and will eliminate overtime related labour costs associated with vacations.

•
The all season road connecting the Birkachan deposit to the Kubaka processing facility is expected to be completed by the third quarter of 2004. Transportation of ore from the Birkachan mine to the Kubaka mill is planned to begin in the fourth quarter of 2004.

Kinross Gold Corporation        7

•
The Company planned capital expenditures of $11.2 million in 2004, primarily to develop the Birkachan open pit and commence underground exploration of the Tsokol vein. In the first half of 2004, the Company spent $10.0 million primarily on pre-strip and construction at Birkachan, new mechanical equipment (haul truck, loader and drill rig) and the tailings expansion.

The Company's forecast for 2004 is gold production of approximately 137,000 ounces at total cash costs of approximately $270 per ounce.

Paracatu (also known as Brasilia – 49% ownership, Rio Tinto 51%, operator) – Brazil

The Company acquired its ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, upon completion of the combination with TVX on January 31, 2003. The Company's share of gold equivalent production in the second quarter and first half of 2004 were 22,096 and 46,436 ounces at total cash costs per gold equivalent ounce of $228 and $214, respectively. This compares to the Company's share of gold equivalent production for the second quarter and first half of 2003 of 25,707 and 42,665 ounces at total cash costs per gold equivalent ounce of $181 and $175, respectively.

	Three months ended June 30,		Six months ended June 30,
Reconciliation of Paracatu total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003 [1]
(millions except production and per ounce amounts)
Operating costs per financial statements	$5.3	$4.7	$9.9	$8.4
Accretion expense	(0.2)	(0.1)	(0.3)	(0.2)
Change in bullion inventory	(0.1)	0.1	0.3	(0.7)

Total cash costs for per ounce calculation purposes	$5.0	$4.7	$9.9	$7.5

Gold equivalent production – ounces	22,096	25,707	46,436	42,665
Total cash costs per equivalent ounce of gold	$228	$181	$214	$175

1.
Includes only the months of February to June 2003.

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

Second quarter of 2004 vs. second quarter of 2003

•
Gold equivalent production was marginally lower by 14% due to processing of relatively harder ore.

•
Total cash costs per equivalent ounce of gold increased by 26% reflecting lower ounces processed as discussed above as well as increased costs with harder ore being processed.

First half of 2004 vs. first half of 2003

•
Gold equivalent production of 46,436 ounces in the first half of 2004 was better than the 42,665 gold equivalent ounces produced for the same period of 2003.

•
The increase in total cash costs per equivalent ounce of gold reflects the impact of lower plant throughput as well as increased costs from harder ore being processed.

•
The Company planned capital expenditures of $13.1 million in 2004 mainly to expand the SAG mill. In the first half of 2004, $1.9 million was spent due to the delay in completion of the SAG mill feasibility study.

The Company's forecast for 2004 is gold production of approximately 92,000 ounces at total cash costs of approximately $222 per ounce.

8        Kinross Gold Corporation

La Coipa (50% ownership, Placer Dome 50%, operator) – Chile

The Company acquired its ownership interest in the La Coipa open pit mine upon completion of the combination with TVX on January 31, 2003. The Company's share of gold equivalent production in the second quarter and first half of 2004 were 32,454 and 73,003 ounces at total cash costs per gold equivalent ounce of $298 and $260, respectively. This compares to the Company's share of gold equivalent production for the second quarter and first half of 2003 of 32,854 and 56,777 ounces at total cash costs per gold equivalent ounce of $291 and $271, respectively.

	Three months ended June 30,		Six months ended June 30,
Reconciliation of La Coipa total cash costs per equivalent ounce of gold to consolidated financial statements
	2004	2003	2004	2003 [1]
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$10.3	$9.5	$18.7	$17.9
Accretion expense	(0.1)	(0.1)	(0.1)	(0.2)
Change in bullion inventory	(0.6)	0.1	0.4	(2.3)

Total cash costs for per ounce calculation purposes	$9.6	$9.5	$19.0	$15.4

Gold equivalent production – ounces	32,454	32,854	73,003	56,777
Total cash costs per equivalent ounce of gold	$298	$291	$260	$271

1.
Includes only the months of February to June 2003.

Total cash costs are a non-GAAP measure. Please refer to the disclosure under the heading Costs and Expenses.

First half of 2004 vs. first half of 2003

•
Gold equivalent production was higher by approximately 29% mainly due to changes in the mine plan.

•
Gold equivalent production of 73,003 ounces was higher than the planned production of 69,800 ounces for the first half of 2004.

•
The increase in total cash costs per equivalent ounce of gold reflects changes in ore grade, although the recovery rates for the first half were marginally better than the plan. Total cash costs are expected to increase in 2004 with the mining of more in-pit waste rock than in 2003.

•
Total cash costs per ounce for the first half of 2004 were expected to average approximately $313 per ounce.

The Company's forecast for 2004 is gold production of approximately 145,000 ounces at total cash costs of approximately $275 per ounce.

Crixás (50% ownership, Anglo Gold 50%, operator) – Brazil

The Company acquired its ownership interest in the Crixás underground mine, located in the state of Goias, upon completion of the combination with TVX on January 31, 2003. The Company's share of gold equivalent production in the second quarter and first half of 2004 were 23,440 and 45,951 ounces at total cash costs per gold equivalent ounce of $122 and $125, respectively. This compares to the Company's share of gold equivalent production for the second quarter and first half of 2003 of 24,103 and 39,707 ounces at total cash costs per gold equivalent ounce of $105 and $104, respectively.

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003 [1]
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$2.8	$2.6	$5.8	$5.1
Accretion expense	–	–	–	–
Change in bullion inventory	0.1	(0.1)	–	(1.0)

Total cash costs for per ounce calculation purposes	$2.9	$2.5	$5.8	$4.1

Gold equivalent production – ounces	23,440	24,103	45,951	39,707
Total cash costs per equivalent ounce of gold	$122	$105	$125	$104

1.
Includes only the months of February to June 2003.

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

Kinross Gold Corporation        9

Second quarter of 2004 vs. second quarter of 2003

•
Gold equivalent production and total cash costs per equivalent ounce of gold were approximately the same as the prior comparison period with lower plant throughput being partially offset by higher recovery. Average recovery for the quarter was marginally higher due to grade variation in quartz vein ore. Cash costs were in line with the plan in spite of the lower gold production.

First half of 2004 vs. first half of 2003

•
Gold equivalent production was higher by approximately 16% mainly due to changes in the mine plan.

•
Gold equivalent production of 45,951 ounces was lower than the planned production of 46,600 ounces for the first half of 2004 due to grade variation in quartz vein ore.

•
The increase in total cash costs per equivalent ounce of gold reflects changes in ore grade, although the recovery rates for the first half were marginally better than the plan.

•
Total cash costs per ounce for the first half of 2004 were expected to average approximately $122 per ounce.

The Company's forecast for 2004 is gold production of approximately 94,000 ounces at total cash costs of approximately $131 per ounce.

Musselwhite (31.93% ownership, Placer Dome 68.07%, operator) – Canada

The Company acquired its ownership interest in the Musselwhite underground mine, located in northwestern Ontario, Canada, upon completion of the combination with TVX on January 31, 2003. The Company's share of gold equivalent production in the second quarter and first half of 2004 were 19,600 and 37,149 ounces at total cash costs per gold equivalent ounce of $244 and $268, respectively. This compares to the Company's share of gold equivalent production for the second quarter and first half of 2003 of 18,089 and 27,564 ounces at total cash costs per gold equivalent ounce of $225 and $257, respectively.

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003 [1]
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$5.1	$4.2	$10.7	$7.0
Accretion expense	(0.1)	–	(0.1)	–
Change in bullion inventory	(0.3)	(0.1)	(0.7)	0.1

Total cash costs for per ounce calculation purposes	$4.7	$4.1	$9.9	$7.1

Gold equivalent production – ounces	19,600	18,089	37,149	27,564
Total cash costs per equivalent ounce of gold	$244	$225	$268	$257

1.
Includes only the months of February to June 2003.

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

Second quarter of 2004 vs. second quarter of 2003

•
Gold equivalent production was marginally higher due to improved mill throughput, which more than offset lower grades and recoveries.

•
Total cash costs per equivalent ounce of gold were marginally higher, although on target with the plan.

First half of 2004 vs. first half of 2003

•
Gold equivalent production was higher by approximately 35% mainly due to improved mill throughput offsetting lower grades and recoveries.

•
The marginal increase in total cash costs per equivalent ounce of gold was mainly due to higher mill throughput.

•
Total cash costs per ounce for the first half of 2004 were expected to average approximately $256 per ounce.

The Company's forecast for 2004 is gold production of approximately 75,000 ounces at total cash costs of approximately $265 per ounce.

New Britannia (50% ownership and operator) – Canada

The Company operates and owns a 50% interest in the New Britannia mine, located in northern Manitoba, Canada, acquired in the combination with TVX on January 31, 2003. The Company's share of gold equivalent production in the second quarter

10        Kinross Gold Corporation

and first half of 2004 were 7,866 and 14,573 ounces at total cash costs per gold equivalent ounce of $271 and $341, respectively. This compares to the Company's share of gold equivalent production for the second quarter and first half of 2003 of 9,365 and 16,825 ounces at total cash costs per gold equivalent ounce of $317 and $297, respectively.

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003 [1]
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$2.6	$3.7	$5.8	$5.9
Accretion expense	(0.1)	–	(0.1)	–
Change in bullion inventory	(0.2)	–	(0.6)	–
Operating costs not related to gold production	(0.2)	(0.7)	(0.2)	(0.9)

Total cash costs for per ounce calculation purposes	$2.1	$3.0	$4.9	$5.0

Gold equivalent production – ounces	7,866	9,365	14,573	16,825
Total cash costs per equivalent ounce of gold	$271	$317	$341	$297

1.
Includes only the months of February to June 2003.

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

•
Gold equivalent production was lower for the second quarter and first half of 2004, respectively, as the mine is being prepared for closure unless new deposits are identified.

•
Total cash costs per equivalent ounce of gold for the second quarter of 2004 as compared to the second quarter of 2003 were lower due to a reduction in spending as a result of the preparation for closure activities.

•
Total cash costs per equivalent ounce of gold for the first half of 2004 as compared to the first half of 2003 were higher due to a reduction in spending as a result of lower ore grades and is partially offset by a reduction in spending in preparation for closure activities.

The Company's forecast for 2004 is gold production of approximately 27,200 ounces at total cash costs of approximately $295 per ounce.

Lupin (100% ownership and operator) – Canada

The Company operates the Lupin underground mine, located in the Nunavut Territory, Canada, acquired in the combination with Echo Bay on January 31, 2003. In August 2003, the Company announced the suspension of operations at Lupin due to the poor economic performance of the operation over a protracted period of time. The mine recommenced production on March 3, 2004 based on the development of a mine plan to extract the shaft and crown pillars and previously developed remnant ore. Gold equivalent production in the second quarter and first half of 2004 were 19,710 and 24,897 ounces at total cash costs per gold equivalent ounce of $355 and $344, respectively. This compares to second quarter and first half of 2003 gold equivalent production of 25,534 and 44,318 ounces at total cash costs per gold equivalent ounce of $409 and $410, respectively.

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003 [1]
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$6.5	$11.6	$7.7	$20.9
Accretion expense	(0.3)	(0.4)	2.3	(0.7)
Change in bullion inventory	0.8	(0.6)	(0.5)	(1.9)
Operating costs not related to gold production	–	(0.2)	(0.9)	(0.2)

Total cash costs for per ounce calculation purposes	$7.0	$10.4	$8.6	$18.1

Gold equivalent production – ounces	19,710	25,534	24,897	44,318
Total cash costs per equivalent ounce of gold	$355	$409	$344	$410

1.
Includes only the months of February to June 2003.

Total cash costs are a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading Costs and Expenses.

•
Gold equivalent production was lower for the second quarter and first half of 2004 as compared to the second quarter and first half of 2003 by 23% and 44%, respectively, due to fewer tons encountered in the center zone crown pillar and the lower grade of ore as the Company winds down mining activities.

Kinross Gold Corporation        11

•
Total cash costs per equivalent ounce of gold for the second quarter of 2004 as compared to the second quarter of 2003 are lower due to the reduction in spending as a result of the wind down of mining activities.

•
Total cash costs per equivalent ounce of gold for the first half of 2004 as compared to the first half of 2003 were lower due to the reduction in spending in preparation for closure activities.

The Company's forecast for 2004 is gold production of approximately 72,000 ounces at total cash costs of approximately $340 per ounce.

Kettle River (100% ownership and operator) – U.S.A.

Kettle River, located in the state of Washington, U.S.A., recommenced operations in late December 2003. Gold equivalent production in the second quarter and first half of 2004 were 22,362 and 47,709 ounces at total cash costs per gold equivalent ounce of $243 and $235, respectively.

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements	$5.7	$–	$9.8	$–
Accretion expense	(0.1)	–	(0.2)	–
Change in bullion inventory	0.1	–	1.8	–
Operating costs not related to gold production	(0.2)	–	(0.2)	–

Total cash costs for per ounce calculation purposes	$5.5	$–	$11.2	$–

Gold equivalent production – ounces	22,362	–	47,709	–
Total cash costs per equivalent ounce of gold	$243	$–	$235	$–

•
Gold equivalent production was lower than the plan for the second quarter and first half of 2004 by 20% and 10%, respectively, due to lower throughput at the mill and lower grade ore, partially offset by better than plan recovery rates.

•
Total cash costs per equivalent ounce of gold for the second quarter of 2004 and the first half of 2004 were higher than plan by 24% and 11%, respectively due to lower ore grades and lower throughput at the mill partially offset by better than plan recovery rates.

The Company's forecast for 2004 is gold production of approximately 99,600 ounces at total cash costs of approximately $222 per ounce.

Refugio (50% ownership and operator) – Chile

In 2003, the Company and its joint venture partner, Bema Gold Corporation, announced plans to recommence production at the Refugio mine in late 2004. Capital expenditures associated with the recommencement of operations are now expected to be approximately $58 million as result of construction delays and increased steel and labor costs. The delays are due to poor performance of sub contractors, delays in shipping of equipment and inclement weather. During the second quarter of 2004, activities continued to be focused on engineering, procurement, design and construction of the expanded processing plant. The Refugio mine will be capable of producing approximately 115,000 to 130,000 ounces of gold equivalent per annum to the Company's share at total cash costs per ounce of approximately $225.

General and Administrative

General and administrative costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. General and administrative expenses in the second quarter of 2004 and first half of 2004 were $8.5 million and $15.4 million, respectively, when compared to $6.0 million and $11.8 million in each of the same periods of 2003, respectively.

The general and administrative expenses for the second quarter of 2004 are higher primarily due to stock based compensation expense of $0.3 million, restricted stock units expense of $0.2 million, and increases in legal costs, payroll and benefit costs, insurance and shareholder communication costs.

The first half 2004 general and administrative expenses are higher than the 2003 comparative expenses as the Company adopted CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments". During the first half of 2004, the Company recorded stock-based compensation expense of $0.9 million relating to stock options and restricted stock units previously granted over the respective vesting periods. The increases for 2004 are also due to increases in payroll and benefit costs, insurance, legal costs and shareholder communication costs.

Exploration and Business Development

Total exploration and business development expenses incurred during the second quarter of 2004 and first half of 2004 were $5.4 million and $8.9 million, respectively, when compared to $7.1 million and $13.3 million in each of the same periods of 2003, respectively. Exploration and business development activities were lower than planned as certain projects expected to begin in the first quarter were delayed until the second quarter. Costs pertaining to these activities will increase during the remaining quarters to compensate for the lower than planned first quarter spending.

12        Kinross Gold Corporation

The Company plans to spend a minimum of $20.0 million on its exploration program in order to replace and increase reserves at existing mines and increase reserves at development projects.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization totaled $36.2 million during the second quarter of 2004 compared to $40.3 million in 2003. The increase is due to resumption of mining at Kettle River in December 2003, partially offset by the reduction in depreciation at the Fort Knox operation due to suspension in mining at the True North mine until the latter half of 2004.

Depreciation, depletion and amortization totaled $68.6 million during the first half of 2004 compared to $68.5 million in 2003. It is expected that depreciation, depletion and amortization expense will be $147.7 million for 2004 but is expected to decline marginally per gold equivalent ounce as production levels are expected to be higher in 2004 compared to 2003.

Interest Expense

Interest expense totaled $0.4 million and $1.1 during the second quarter and first half of 2004, respectively, compared to $1.4 million and $2.5 for the comparative periods in 2003. Interest expense in the first half of 2004 is comprised primarily of interest on the remaining Kubaka project loans, interest on the Industrial Revenue Bonds and the Fort Knox and Refugio capital leases. Interest expense is expected to remain low for the remainder of 2004, as the Company has repaid the Industrial Revenue Bonds and the only plan to increase current debt levels is through the addition of $16.0 million of capital leases in 2004 for the Refugio mining fleet of which $4.4 were added during the second quarter of 2004.

Foreign Exchange (Gain) Loss

During the second quarter and first half of 2004 the Company recorded a net loss on foreign currency translation and transactions of $0.1 million and $2.5, respectively, compared to net gains for the comparative periods in 2003 of $1.0 million and $0.3.

The Company's monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the period. Exchange gains and losses are included in income.

The foreign exchange risks facing the Company and the impact of changes in the currencies in which the Company conducts its operations in relation to the U.S. dollar are discussed in the "Risk Analysis" section of the MD & A for the year ended December 31, 2003.

Income and Mining Taxes

The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Brazil and Chile. The Company has substantial operating losses and other tax deductions in Canada, the United States and Chile (Refugio mine) to shelter future taxable income in those jurisdictions. The 2004 first quarter liability arose from income taxes in Russia, Brazil, Chile (La Coipa mine) and federal large corporations tax and provincial mining taxes in Canada. The Company's joint venture investments in the La Coipa and Refugio mines are held in separate Chilean companies, each of which is subject to tax.

Kinross Gold Corporation        13

Balance Sheet

Key items and statistics are highlighted below (in millions of U.S. dollars).

	As at:
	June 30, 2004		December 31, 2003
Unrestricted cash & equivalents	$187.7		$245.8
Current assets	371.7		402.3
Total assets	2,120.2		2,145.1
Current Liabilities	102.9		150.0
Total Debt [1]	24.3		45.7
Total Liabilities [2]	291.9		340.5
Shareholders' Equity	1,828.3		1,804.6

Statistics
Working Capital	$268.8		$252.3
Working Capital Ratio [3]	3.61	x	2.68	x

1.
Includes long-term debt plus the current portion thereof and preferred shares.

2.
Includes preferred shares and non-controlling interest.

3.
Current assets divided by current liabilities.

During 2003, the Company completed a number of material transactions that significantly improved its balance sheet. These events are fully described in the year ended December 31, 2003 MD & A. During the first half of 2004, unrestricted cash and equivalents decreased by $58.1 million. The changes in cash are fully described in the liquidity section that follows. The balance sheet has improved due to increased working capital, while debt and other obligations decreased.

Liquidity and Capital Resources

The Company is highly liquid. During the first half of 2004, the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority.

Cash flow provided from operating activities for the quarter was $25.7 million in 2004 compared to $17.8 million in 2003. Cash flow provided from operating activities increased due to higher production and gold sales which was offset by an increase in working capital requirements and deferred losses on hedges as a result of unwinding the gold hedge program.

Cash flow provided from operating activities for the first half of 2004 was $43.3 million in 2004 compared to $34.0 million in 2003. Cash flow provided from operating activities increased due to higher production and gold sales which was offset by an increase in working capital requirements from deferred losses on hedges as a result of unwinding the gold hedge program.

Significant factors in the use of cash for the first half of 2004 were $12.9 million related to winter road resupply purchases at Kubaka and Lupin and a reduction of $13.6 million in accrued liabilities due to payments associated with the completion of the settlement agreement regarding TVX Hellas.

Capital Additions

The Company plans to spend $165.0 million on additions to property, plant and equipment as fully described in the December 31, 2003 MD & A. This is a significant increase over the $73.4 million spent in 2003. Management believes that, with the price of gold in the $400 range, it is the correct time to upgrade and expand its mining operations. The following table outlines the capital additions in 2004 by operation:

	Year to date actual	Full year forecast
Fort Knox	$19.4	$39.0
Round Mountain	3.5	8.1
Porcupine	7.1	28.7
Kubaka	10.0	11.2
Paracatu	1.9	13.1
La Coipa	0.4	1.4
Crixás	2.0	3.3
Musselwhite	1.6	3.7
Refugio	12.5	52.3
Other	4.4	4.2

Total	$62.8	$165.0

14        Kinross Gold Corporation

Liquidity Outlook

As at June 30, 2004 the following are the major uses of cash for the remainder 2004 outside of the operating activities.

	Year to date actual	Full year forecast
Site restoration	$4.3	$19.2
Exploration	6.9	20.0
Property, plant and equipment additions	62.8	165.0

Total	$74.0	$204.2

Commitments

	Total	2004	2005	2006	2007	2008+
Long-term debt obligations	$2.7	$2.7	$–	$–	$–	$–
Capital lease obligations	15.7	2.9	6.4	6.4	–	–
Operating lease obligations	7.8	1.5	3.0	2.6	0.7	–
Purchase obligations	2.1	0.1	0.7	0.7	0.6	–
Export prepayment contracts	37.4	12.9	24.5	–	–	–
Other long-term liabilities reflected on the balance sheet under Canadian GAAP	2.5	0.4	0.3	0.3	0.3	1.2

	$68.2	$20.5	$34.9	$10.0	$1.6	$1.2

On November 20, 2003, the Company announced that it had executed a definitive acquisition agreement with Crown Resources Corporation ("Crown") whereby the Company will acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 67 kilometres by road from the Company's Kettle River gold milling facility. On December 16, 2003, Crown reported total proven and probable reserves, at a gold price of $350 per ounce, for the Buckhorn deposit of 2.79 million tonnes grading 11.05 grams per tonnes containing 991,300 ounces of gold.

The current operating plan for Buckhorn contemplates the development of an under ground mine and the shipping of ore to the Kettle River mill. This development strategy addresses the major environmental issues identified during prior permitting efforts. The Company has a strong environmental record and believes that by working diligently with federal, state and local agencies as well as other stakeholders, the permitting process, initiated by Crown, can be successfully completed in a timely manner.

The Company has agreed to issue 0.2911 of a common share of the Company for each outstanding common share of Crown. The total common shares to be issued by the Company is approximately 13.6 million. A registration statement covering the issuance of the common shares has been filed with the U.S. Securities and Exchange Commission. It is anticipated that the acquisition of Crown will be completed following the effectiveness of the registration statement and the approval of the transaction by the Crown shareholders. The transaction is anticipated to close in the third quarter of 2004.

Hedging Activities

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at June 30, 2004 are as follows:

Expected Year of Delivery	Spot Deferred Ounces Hedged	Average Price	Call Options Sold (ounces)	Average Strike Price	Put Options Bought (ounces)	Average Strike Price
2004	–	–	–	–	75,000	$250
2005	–	–	–	–	150,000	$250
2006	–	–	–	–	150,000	$250

Total	–	–	–	–	375,000	$250

During the second quarter of 2004, the Company delivered 55,000 ounces into contracts outstanding at December 31, 2003 at an average price of $281 per ounce (30,000 ounces in the first quarter of 2004 at an average price of $269 per ounce).

Kinross Gold Corporation        15

At June 30, 2004, the Company's consolidated foreign currency program consists of:

Canadian Dollars	Maturity Period (to the year)	Quantity (millions of U.S. Dollars)	Average Price (C$/USD)	Fair value (millions of U.S. Dollars)
Fixed forward contracts	2004	$33.0	1.3717	$0.7
	2005	10.0	1.4322	0.7

Total		$43.0	1.3858	$1.4

The Company uses these fixed forward contracts to partially hedge its Canadian dollar denominated general and administrative costs and Canadian mine operating costs. Realized gains of $0.5 million for the three months ended June 30, 2004 and $0.8 million for the six months ended June 30, 2004 have been included in earnings.

For details on the hedging activities please refer to note 3 "Financial Instruments and Hedging Activities" of the accompanying consolidated financial statements.

Critical Accounting Policies

In the annual MD & A for the year 2003, there is a full discussion and description of the critical accounting policies appropriate to the Company. The preparation of the Company's consolidated financial statements in conformity with CDN GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and the accompanying notes. These are fully described in the 2003 annual MD & A.

During the first half of 2004, the Company adopted two accounting changes:

1.
Stock-based compensation

2.
Asset retirement obligations

The description and impact of these two changes are described in Note 2 of the accompanying consolidated financial statements for the period ended June 30, 2004, which are included in the Quarterly Report. Neither of these accounting changes had a material impact on the Company's second quarter and first half of 2004 results.

Outlook

During the first half of 2004, we were able to exceed budget for production and importantly exceed our expectations with respect to our mine operating costs. This is a result of a strong commitment to cost containment by our operating teams, and a result of our continuous improvement program. Based on the results of the first half vs. plan, we continue to expect to produce 1.70 to 1.75 million ounces of gold equivalent production for 2004. As production volumes increase our total cash costs per gold equivalent ounce will decrease. We consider our target costs of $225 to $235 per ounce of gold for the whole year remains achievable. Our investments in exploration at our existing operations continue to yield promising results, as does the extensive infill drill program at Gurupi in Brazil.

In 2003, we announced plans to expand and recommission the Refugio mine, restart the Kettle River operation, and expand the Porcupine Joint Venture mill to accommodate the new ore feed from the Pamour open pit. The Refugio mine is scheduled to achieve production during the fourth quarter of 2004, while the Kettle River operation reopened in January 2004 and, after some initial start-up issues, is now working well. The PJV expansion is on time and below budget. We continue to plan to spend $165.0 million in capital improvements in 2004 in pursuit of meeting our goals.

At the end of last year, we were sellers of junior gold shares because as we stated at the end of last year, we believed the sector was over heated. In the past few months we have reversed our view in the junior sector and have begun an investment strategy focused on companies with projects that we believe are developable in the 2006 - 2009 period. Our goal is to become a significant investor in a few of these companies and then we look to help existing management to maximize the value of the underlying assets to the benefit of their shareholders and of course Kinross shareholders.

Robert M. Buchan
President and Chief Executive Officer
August 11, 2004

16        Kinross Gold Corporation

Gold Production and Cost Summary

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Fort Knox
Tonnes milled/crushed (000's) [1]	3,091.4	3,457.4	6,307.6	6,526.8
Grade (grams per tonne)	0.89	1.00	0.90	1.11
Recovery	89%	83%	85%	83%
Gold equivalent production to dore [2]	79,007	101,425	154,987	192,639
Per ounce:
Total cash costs	$257	$241	$274	$250
Depreciation, depletion and amortization	94	99	88	104
Accretion expense	5	–	5	1

Total production costs	$356	$340	$367	$355

Round Mountain [4,7]
Tonnes milled/crushed (000's) [1]	17,308.5	6,081.1	34,742.5	10,751.1
Grade (grams per tonne)	0.66	0.66	0.65	0.66
Recovery	66%	66%	66%	66%
Gold equivalent production to dore [2]	99,554	116,336	194,538	180,370
Per ounce:
Total cash costs	$220	$167	$208	$176
Depreciation, depletion and amortization	102	82	97	86
Accretion expense	4	6	5	6

Total production costs	$326	$255	$310	$268

Porcupine Joint Venture [5]
Tonnes milled/crushed (000's) [1]	996.4	1,061.5	1,980.0	2,048.2
Grade (grams per tonne)	3.69	3.88	3.67	3.62
Recovery	92%	92%	92%	92%
Gold equivalent production to dore [2]	53,225	59,964	105,092	107,544
Per ounce:
Total cash costs	$204	$196	$227	$223
Depreciation, depletion and amortization	108	95	105	93
Accretion expense	2	7	3	7

Total production costs	$314	$298	$335	$323

Kubaka [3]
Tonnes milled/crushed (000's) [1]	216.0	214.0	434.0	434.0
Grade (grams per tonne)	5.75	7.11	5.02	6.65
Recovery	98%	97%	97%	97%
Gold equivalent production to dore [2]	39,121	47,576	68,380	77,626
Per ounce:
Total cash costs	$275	$188	$295	$187
Depreciation, depletion and amortization	52	112	55	106
Accretion expense	3	2	3	3

Total production costs	$330	$302	$353	$296

Kinross Gold Corporation        17

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Paracatu [5,7]
Tonnes milled/crushed (000's) [1]	4,271.4	4,495.4	8,770.0	7,596.9
Grade (grams per tonne)	0.45	0.46	0.45	0.46
Recovery	75%	77%	75%	77%
Gold equivalent production to dore [2]	22,096	25,707	46,436	42,665
Per ounce:
Total cash costs	$228	$181	$214	$175
Depreciation, depletion and amortization	50	58	56	59
Accretion expense	5	4	4	5

Total production costs	$283	$243	$274	$239

La Coipa [4,7]
Tonnes milled/crushed (000's) [1]	1,596.0	1,547.0	3,189.0	2,586.0
Grade (grams per tonne)	0.94	0.86	1.16	0.94
Recovery	82%	85%	82%	86%
Gold equivalent production to dore [2]	32,454	32,854	73,003	56,777
Per ounce:
Total cash costs	$298	$291	$260	$271
Depreciation, depletion and amortization	80	64	70	56
Accretion expense	–	–	1	2

Total production costs	$378	$355	$331	$329

Crixas [4,7]
Tonnes milled/crushed (000's) [1]	185.3	188.7	368.3	311.7
Grade (grams per tonne)	8.25	8.27	8.14	8.26
Recovery	95%	96%	95%	96%
Gold equivalent production to dore [2]	23,440	24,103	45,951	39,707
Per ounce:
Total cash costs	$122	$105	$125	$104
Depreciation, depletion and amortization	113	116	103	116
Accretion expense	4	–	2	–

Total production costs	$239	$221	$230	$220

Musselwhite [6,7]
Tonnes milled/crushed (000's) [1]	363.9	342.1	727.9	533.8
Grade (grams per tonne)	5.46	5.40	5.21	5.27
Recovery	96%	95%	96%	95%
Gold equivalent production to dore [2]	19,600	18,089	37,149	27,564
Per ounce:
Total cash costs	$244	$225	$268	$257
Depreciation, depletion and amortization	107	116	105	123
Accretion expense	1	–	2	–

Total production costs	$352	$341	$375	$380

18        Kinross Gold Corporation

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
New Britannia [4,7]
Tonnes milled/crushed (000's) [1]	138.1	169.9	273.1	272.7
Grade (grams per tonne)	3.78	4.80	3.58	4.05
Recovery	94%	95%	93%	95%
Gold equivalent production to dore [2]	7,866	9,365	14,573	16,825
Per ounce:
Total cash costs	$271	$317	$341	$297
Depreciation, depletion and amortization	–	149	–	137
Accretion expense	4	–	4	–

Total production costs	$275	$466	$345	$434

Kettle River
Tonnes milled/crushed (000's) [1]	60.3	–	167.0	–
Grade (grams per tonne)	10.20	–	9.60	–
Recovery	90%	–	90%	–
Gold equivalent production to dore [2]	22,362	–	47,709	–
Per ounce:
Total cash costs	$243	$–	$235	$–
Depreciation, depletion and amortization	136	–	141	–
Accretion expense	4	–	4	–

Total production costs	$383	$–	$380	$–

Lupin [7]
Tonnes milled/crushed (000's) [1]	96.1	133.0	122.1	227.5
Grade (grams per tonne)	6.87	5.86	6.87	5.99
Recovery	92%	92%	92%	92%
Gold equivalent production to dore [2]	19,710	25,534	24,897	44,318
Per ounce:
Total cash costs	$355	$409	$344	$410
Depreciation, depletion and amortization	44	47	44	47
Accretion expense	10	16	20	16

Total production costs	$409	$472	$408	$473

1.
Tonnes milled/crushed represents 100% of mine production

2.
Gold equivalent to dore represents the Company's share

3.
54.7% ownership interest to February 28, 2003, 100% thereafter

4.
50% ownership interest

5.
49% ownership interest

6.
32% ownership interest

7.
2003 production and cost data is for five months from February to June.

Kinross Gold Corporation        19

Consolidated Balance Sheets
 (expressed in millions of U.S. dollars) (unaudited)

	As at:
	June 30, 2004	December 31, 2003
		Restated(a)
Assets
Current assets
Cash and cash equivalents	$187.7	$245.8
Restricted cash	1.3	5.1
Marketable securities	10.4	0.1
Accounts receivable and other assets	37.8	42.1
Inventories	134.5	109.2

	371.7	402.3
Property, plant and equipment	531.2	525.2
Mineral interests	247.6	260.1
Goodwill	918.0	918.0
Long-term investments	26.7	2.1
Future income and mining taxes	1.2	1.5
Deferred charges and other long-term assets	23.8	35.9

	$2,120.2	$2,145.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$79.6	$101.4
Current portion of long-term debt	4.0	29.4
Current portion of site restoration cost obligations	19.3	19.2

	102.9	150.0
Long-term debt	4.5	0.7
Site restoration cost obligations	109.1	111.0
Future income and mining taxes	52.4	55.6
Deferred revenue	1.1	2.2
Other long-term liabilities	5.3	4.7
Redeemable retractable preferred shares	2.9	3.0

	278.2	327.2

Non-controlling interest	0.8	0.7

Convertible preferred shares of subsidiary company	12.9	12.6

Common shareholders' equity
Common share capital and common share purchase warrants	1,785.3	1,783.5
Contributed surplus	33.6	30.0
Retained earnings (deficit)	11.4	(6.9)
Cumulative translation adjustments	(2.0)	(2.0)

	1,828.3	1,804.6

	$2,120.2	$2,145.1

Total outstanding and issued common shares at June 30	346.2	315.1

(a)
See note 2(b)

20        Kinross Gold Corporation

Consolidated Statements of Operations
 (expressed in millions of U.S. dollars except per share amounts) (unaudited)
For the three and six months ended June 30

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
				Restated(a)
Revenue and other income
Mining revenue	$154.9	$157.8	$310.5	$274.8
Interest and other income	1.9	1.8	3.7	2.8
Non-hedge derivative gains (losses)	4.1	(0.9)	3.3	1.2

	160.9	158.7	317.5	278.8

Expenses
Operating (exclusive of depreciation, depletion, and amortization shown separately below)	102.6	107.9	197.1	195.4
General and administrative	8.5	6.0	15.4	11.8
Exploration and business development	5.4	7.1	8.9	13.3
Depreciation, depletion and amortization	36.2	40.3	68.6	68.5
(Gain) loss on disposal of assets	(0.3)	0.6	(0.7)	0.5
Foreign exchange (gain) loss	0.1	(1.0)	2.5	(0.3)
Interest expense on long-term liabilities	0.4	1.4	1.1	2.5

	152.9	162.3	292.9	291.7

Earnings (loss) before taxes and other items	8.0	(3.6)	24.6	(12.9)
Provision for income and mining taxes	(1.1)	(1.6)	(4.3)	(4.1)
Non-controlling interest	(0.1)	(0.1)	(0.1)	(0.1)

Earnings (loss) for the period before dividends on convertible preferred shares of subsidiary company	6.8	(5.3)	20.2	(17.1)
Dividends on convertible preferred shares of subsidiary company	(0.2)	(0.2)	(0.4)	(0.4)

Net earnings (loss) for the period	$6.6	$(5.5)	$19.8	$(17.5)

Attributable to common shareholders:
Net earnings (loss) for the period	$6.6	$(5.5)	$19.8	$(17.5)
Increase in equity component of convertible debentures	–	(2.2)	–	(4.3)

Net earnings (loss) attributable to common shares	$6.6	$(7.7)	$19.8	$(21.8)

Earnings (loss) per share
Basic	$0.02	$(0.02)	$0.06	$(0.08)
Diluted	$0.02	$–	$0.06	$–
Weighted average number common shares outstanding
Basic	346.0	314.7	345.9	284.1
Diluted	346.3	–	346.2	–

(a)
See note 2(b)

Kinross Gold Corporation        21

Consolidated Statements of Cash Flows
 (expressed in millions of U.S. dollars) (unaudited)
For the three and six months ended June 30

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
				Restated(a)
Net inflow (outflow) of cash related to the following activities:
Operating:
Earnings (loss) for the period before dividends on convertible preferred shares of subsidiary company	$6.8	$(5.3)	$20.2	$(17.1)
Items not affecting cash:
Depreciation, depletion and amortization	36.2	40.3	68.6	68.5
Future income and mining taxes	(1.8)	(2.2)	(2.7)	(2.1)
Accretion expense	2.2	2.4	4.4	4.5
Changes in non-cash working capital items
Accounts receivable and other assets	(7.4)	11.0	3.9	17.2
Inventories	(2.5)	(4.1)	(24.5)	(9.5)
Accounts payable and accrued liabilities	(4.3)	(23.8)	(20.9)	(25.4)
Site restoration cash expenditures	(2.6)	(2.9)	(4.3)	(5.0)
Other	(0.9)	2.4	(1.4)	2.9

Cash flow provided from operating activities	25.7	17.8	43.3	34.0

Financing:
Issuance of common shares	1.6	1.5	3.0	3.3
Reduction of debt component of convertible debentures	–	(1.4)	–	(2.8)
Issue of debt	4.4	–	4.4	–
Repayment of debt	(0.7)	(8.2)	(26.0)	(9.2)

Cash flow provided from (used in) financing activities	5.3	(8.1)	(18.6)	(8.7)

Investing:
Additions to property, plant and equipment	(40.4)	(12.1)	(62.8)	(24.9)
Business acquisitions, net of cash acquired	–	–	–	(81.4)
Marketable securities	(10.4)	0.6	(10.1)	0.6
Long-term investments and other assets	(9.7)	(2.7)	(13.4)	(6.4)
Proceeds from the sale of property, plant and equipment	0.3	–	0.8	–
Decrease in restricted cash	0.1	5.6	3.8	37.4

Cash flow used in investing activities	(60.1)	(8.6)	(81.7)	(74.7)

Effect of exchange rate changes on cash	(0.8)	1.5	(1.1)	3.8

(Decrease) increase in cash and cash equivalents	(29.9)	2.6	(58.1)	(45.6)
Cash and cash equivalents, beginning of period	217.6	122.4	245.8	170.6

Cash and cash equivalents, end of period	$187.7	$125.0	$187.7	$125.0

Supplementary disclosure of cash flow information:
Cash paid for: Interest	$0.2	$4.1	$0.6	$4.4
Income taxes	$4.6	$2.5	$6.3	$3.7

(a)
See note 2(b)

22        Kinross Gold Corporation

Consolidated Statement of Common Shareholders Equity
 (expressed in millions of U.S. dollars) (unaudited)
For the six months ended June 30

	Common share capital	Contributed surplus	Convertible debentures	Retained earnings (deficit)	Cumulative translation adjustments	Total
				Restated(a)
Balance, December 31, 2002 (restated)	$1,058.5	$12.9	$132.3	$(773.1)	$(23.4)	$407.2
Reduction of stated capital	(761.4)	–	–	761.4	–	–
Issuance of common shares	1,302.4	–	–	–	–	1,302.4
Increase in equity component of convertible debentures	–	–	4.4	(4.3)	–	0.1
Net loss for the period	–	–	–	(16.4)	–	(16.4)
Cumulative translation adjustments	–	–	–	–	19.5	19.5

Balance, June 30, 2003	$1,599.5	$12.9	$136.7	$(32.4)	$(3.9)	$1,712.8

Balance, December 31, 2003 (restated)	$1,783.5	$30.0	$–	$(6.9)	$(2.0)	$1,804.6
Cumulative effect of recording the fair value of stock options as compensation expense	–	1.5	–	(1.5)	–	–

Balance, January 1, 2004	1,783.5	31.5	–	(8.4)	(2.0)	1,804.6
Issuance of common shares	3.0	–	–	–	–	3.0
Stock-based compensation expense(b)	–	0.9	–	–	–	0.9
Net earnings for the period	–	–	–	19.8	–	19.8
Transfer of fair value of expired options	(1.2)	1.2	–	–	–	–

Balance, June 30, 2004	$1,785.3	$33.6	$–	$11.4	$(2.0)	$1,828.3

(a)
See Note 2 (b)

(b)
Includes stock option and restricted stock unit expense.

Kinross Gold Corporation        23

Notes to the Consolidated Financial Statements (unaudited)
 (millions of U.S. dollars, except per share amounts, unless otherwise stated)
For the three months and six months ended June 30

1. Basis of presentation

The interim consolidated financial statements (the "financial statements") of Kinross Gold Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2003, except for those indicated below.

The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's annual report for the year ended December 31, 2003 filed with all Canadian securities regulatory agencies on April 16, 2004.

Comparative figures

Certain 2003 figures in the accompanying unaudited consolidated financial statements have been reclassified to conform to the 2004 presentation.

2. Accounting changes

(a)   Stock-based compensation

In November 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), which was revised in November 2003. Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants common shares, stock options or other equity instruments, or incurs liabilities based on the price of common shares or other equity instruments. Section 3870 outlines a fair value based method of accounting required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date.

Prior to January 1, 2004, as permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value based method of accounting for its employee stock-based transactions.

Effective January 1, 2004, the Company recorded an expense for employee stock-based compensation using the fair value based method prospectively for all awards granted or modified on or after January 1, 2002, in accordance with the transitional provisions of Section 3870. The fair value at grant date of stock options is estimated using the Black-Scholes option-pricing model. Compensation expense is recognized over the stock option vesting period.

The impact of the adoption of the fair value based method for all awards only impacted the Company's method of accounting for stock options. As a result, stock option compensation (pre-tax) of $1.5 million was recorded as a cumulative effect of the adoption as an adjustment to opening retained earnings as shown in the Consolidated statements of common shareholders' equity. Additionally, during the three months and six months ended June 30, 2004 the Company recorded stock option expense of $0.3 million and $0.6 million, respectively. Additionally, the Company recorded restricted stock unit expense of $0.1 million and $0.3 million, respectively during the three months and six months ended June 30, 2004.

Had the Company adopted the fair value based method of accounting for all stock-based awards, reported net earnings (loss) and earnings (loss) per common share would have been adjusted to the proforma amounts indicated in the table below:

	Three months ended June 30, 2003	Six months ended June 30, 2003
	Restated(a)	Restated(a)
Net earnings (loss) attributable to common shareholders	$(7.7)	$(21.8)
Stock-based compensation expense – proforma	–	(0.1)

Net earnings (loss) – proforma	$(7.7)	$(21.9)

Loss per common share
Basic and diluted – reported	$(0.03)	$(0.08)
Basic and diluted – proforma	$(0.03)	$(0.08)

Kinross Gold Corporation        23

(b)  Asset retirement obligations

The CICA issued Handbook Section 3110 "Asset Retirement Obligations" ("Section 3110") to be applied to fiscal years commencing on or after January 1, 2004. Section 3110 requires a liability to be initially recognized for the estimated fair value of the obligation when it is incurred. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset and depreciated over the remaining life of the underlying asset and the associated liability is accreted to the estimated fair value of the obligation at the settlement date through periodic accretion charges to net earnings (loss). When the obligation is settled, any difference between the final cost and the recorded liability is recognized as income or loss on settlement.

The Company's mining and exploration activities are subject to various laws and regulations for federal, provincial and various international jurisdictions governing the protection of the environment. These laws and regulations are continually changing. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Prior to the issue of Section 3110 the Company accrued for estimated site restoration and closure obligations over the producing life of a mine with an annual charge to earnings based primarily on legal, regulatory requirements and company policy.

Effective January 1, 2004, the Company adopted the initial recognition and measurement provisions of Section 3110 and applied them retroactively. The financial statements and accompanying notes have been restated to reflect the adoption of Section 3110. The adoption of Section 3110 resulted in an increase in net loss for the period of $1.1 million (pretax) for the period ended June 30, 2003 as a result of adjustments required to the site restoration cost obligation and the recording of a cumulative effect of accounting change of $11.7 million and $10.1 million as at December 31, 2002 and 2003, respectively, which reduced opening retained earnings (deficit) as shown in the Consolidated statements of common shareholders' equity. During the three months and six months ended June 30, 2004, the Company recorded depreciation expense of $0.5 million (pretax) and $1.0 million (pretax), respectively, and accretion expense of $2.2 million (pretax) and $4.4 million (pretax), respectively. The adoption also resulted in the recording of a long-lived asset of $2.8 million and $3.8 million as at June 30, 2004 and December 31, 2003, respectively. The site restoration cost obligation (asset retirement obligation liability) as at December 31, 2003 of $117.5 million was also increased by $12.6 million to $130.2 million to reflect the adoption of Section 3110. The site restoration cost accrual as at June 30, 2004 was $128.4 million. The undiscounted amount of estimated cashflows to settle the site restoration cost accruals was approximately $145 million. The expected timing of expenditures ranges from 2004 to 2025. The credit adjusted risk free rate used in estimating the site restoration cost obligation was 7%.

	Three months ended June 30, 2003	Six months ended June 30, 2003
Net loss attributable to common shareholders
As previously reported	$(7.4)	$(20.7)
Impact of adoption of Section 3110	(0.3)	(1.1)

As currently reported	$(7.7)	$(21.8)

Loss per common share
Basic and diluted
As previously reported	$(0.02)	$(0.07)
Impact of adoption of Section 3110	–	(0.01)

As currently reported	$(0.02)	$(0.08)

The following table provides a reconciliation of the site restoration cost obligation for the following periods:

	As at June 30, 2004	As at December 31, 2003
Balance at the beginning of the period	$130.2	$57.0
Impact on adoption of section 3110	–	13.2
Additions resulting from acquisitions(a)	–	64.6
Liabilities settled	(5.2)	(22.4)
Accretion expense	4.4	9.4
Foreign exchange	(1.0)	3.4
Revisions	–	5.0

Balance at the end of the period	$128.4	$130.2

(a)
Reflects the acquisitions of TVX and Echo Bay as well as the increase in ownership of Kubaka.

24        Kinross Gold Corporation

(c)   Flow through shares

On March 19, 2004, the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants ("CICA") issued EIC 146 "Flow through shares" ("EIC 146"). EIC 146 requires the recognition of a future tax liability and a reduction to shareholders equity on the date that the company renounces the tax credits associated with tax expenditures provided there is reasonable assurance that the expenditures will be made. This EIC was applicable on a prospective basis for all transactions initiated after March 19, 2004. The Company has adopted EIC 146 on a prospective basis.

3. Financial instruments and hedging activities

The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

Realized and unrealized gains or losses on derivative contracts, that qualify for hedge accounting, are deferred and recorded in earnings when the underlying hedged transaction is recognized. Gains and losses on the early settlement of gold hedging contracts are recorded as deferred revenue or deferred losses on the balance sheet and included in earnings over the original delivery schedule of the hedged production.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at June 30, 2004 are as follows:

Expected Year of Delivery	Spot Deferred Ounces Hedged	Average Price per ounce	Call Options Sold (ounces)	Average Strike Price per ounce	Put Options Bought (ounces)	Average Strike Price per ounce
2004	–	–	–	–	75,000	$250
2005	–	–	–	–	150,000	$250
2006	–	–	–	–	150,000	$250

Total	–	–	–	–	375,000	$250

During the second quarter of 2004, the Company delivered 55,000 ounces into contracts outstanding at December 31, 2003 at an average price of $281 per ounce (30,000 ounces in the first quarter of 2004 at an average price of $269 per ounce).

The Company also financially closed out the remaining 90,000 ounces outstanding at December 31, 2003 at a cost of $9.6 million. This loss will be recognized in accordance with the original maturity dates of the contracts, as follows:

Quarterly Recognition of Deferred Losses	Ounces	Amount
Q3 2004	30,000	$3.5
Q4 2004	22,500	2.3
Q1 2005	12,500	1.2
Q2 2005	25,000	2.6

	90,000	$9.6

Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. In addition, the Company did not seek hedge accounting for its silver spot deferred contracts or gold put options and Canadian dollar forward contracts acquired in the business combination with TVX Gold Inc. and Echo Bay Mines Ltd. Changes in the fair value of financial instruments are recognized currently in earnings.

Kinross Gold Corporation        25

At June 30, 2004, the Company's consolidated foreign currency program consists of:

Canadian Dollars	Maturity Period (to the year)	Quantity (U.S. Dollars)	Average Price (C$/USD)	Fair value (U.S. Dollars)
Fixed forward contracts	2004	$33.0	1.3717	$0.7
	2005	10.0	1.4322	0.7

Total		$43.0	1.3858	$1.4

The fair value as at June 30, 2004 is based on a spot price of 1.3404. The Company uses these fixed forward contracts to partially hedge its Canadian dollar denominated general and administrative costs and Canadian mine operating costs.

4. Inventories

The following table details the composition of inventories as at:

	June 30, 2004	December 31, 2003
In-process	$27.6	$15.5
Finished metal	14.2	15.4
Ore in stockpiles	15.0	15.3
Ore on leach pads	13.4	8.3
Materials and supplies	72.9	62.5

	143.1	117.0
Long-term portion of ore in stockpiles(a)	(8.6)	(7.8)

	$134.5	$109.2

(a)
Long-term portion of ore in stockpiles is included in deferred charges and other assets on the consolidated balance sheets.

26        Kinross Gold Corporation

The most significant amounts of ore in stockpiles represents stockpiled ore at the Company's Fort Knox mine and its proportionate share of stockpiled ore at Round Mountain, La Coipa and the Porcupine Joint Venture.

Ore on leach pads relates entirely to the Company's 50% owned Round Mountain mine.

Based on current mine plans, the Company expects to place the last tonne of ore on its current leach pad in 2008. The Company expects that all economic ounces will be recovered within approximately 12 months following the date the last tonne of ore is placed on the leach pad.

5. Long-term investments

On February 10, 2004, the Company entered into a transaction with Wolfden Resources Inc. to sell its interests in the Ulu gold property in exchange for 2.0 million common shares of Wolfden Resources Inc. valued at $7.7 million and 1.0 million common share warrants each to acquire one common share at an exercise price of $5.80 valued at $1.1 million exercisable for 18 months from the transaction date. In addition, the Company also received $2.0 million in cash consideration. There was no gain or loss on sale as result of this transaction.

On January 8, 2004, the Company purchased an approximate 10.2% interest in Anatolia Minerals Development Limited. As a result, the Company received 4.0 million common shares of Anatolia Minerals Development Limited valued at $5.4 million.

On June 4, 2004 the Company acquired an additional 205,000 common shares of Cumberland Resources Ltd. ("Cumberland") resulting in an approximate 10.4% interest in Cumberland, which was valued at $8.2 million.

Kinross Gold Corporation        27

6. Segmented information

The Company operates primarily in the gold mining industry. Its activities include gold production, exploration for gold and the acquisition of gold properties. The Company's primary mining operations are in North America, South America and Russia and are supported by two corporate offices, one in Canada and the other in the United States. The Company's major product is gold. Reportable segments are identified as those individual mine sites having over 10% of total earnings (loss) or assets of the Company. The exploration and acquisition segment is responsible for all activities involved in the exploration for gold bearing properties, regardless of location and has the responsibility for additions to the proven and probable reserves of the Company. In addition, this segment is responsible for the addition of proven and probable reserves through acquisitions and subsequent exploration of those acquired properties. Operations not meeting these thresholds are included in corporate and other. Segment earnings (loss) do not include general and administrative expenses or other revenues and expenses of a corporate nature.

The following tables set forth information by segment for the following periods:

	Location	Ownership interest	Mining revenue	Operating costs	Depreciation, depletion and amortization	Exploration	Segment earnings (loss)
For the three months ended June 30, 2004:
Operated by Kinross
Fort Knox	Alaska	100.0%	$27.2	$19.5	$6.5	$–	$1.2
Kubaka	Russia	98.1%	16.5	10.3	2.1	–	4.1
Round Mountain	Nevada	50.0%	36.8	21.4	9.3	–	6.1
Joint Venture participant
La Coipa	Chile	50.0%	14.1	10.3	2.6	–	1.2
Crixas	Brazil	50.0%	8.7	2.8	2.5	–	3.4
Paracatu	Brazil	49.0%	9.6	5.3	1.1	–	3.2
Musselwhite	Ontario	31.9%	8.0	5.1	2.1	–	0.8
Porcupine Joint Venture	Ontario	49.0%	19.9	10.8	5.5	–	3.6
Other
Exploration and acquisitions		100.0%	–	–	–	5.4	(5.4)
Corporate and other(b)			14.1	17.1	4.5	–	(7.5)

Total			$154.9	$102.6	$36.2	$5.4	$10.7

For the three months ended June 30, 2003 – Restated (a):
Operated by Kinross
Fort Knox	Alaska	100.0%	$34.8	$24.5	$9.8	$–	$0.5
Kubaka(c)	Russia	98.1%	16.2	8.6	5.1	–	2.5
Round Mountain	Nevada	50.0%	42.0	20.7	9.5	–	11.8
Joint Venture participant
La Coipa	Chile	50.0%	11.6	9.5	2.1	–	–
Crixas	Brazil	50.0%	8.7	2.6	2.8	–	3.3
Paracatu	Brazil	49.0%	8.8	4.7	1.5	–	2.6
Musselwhite	Ontario	32.0%	5.5	4.2	2.4	–	(1.1)
Porcupine Joint Venture	Ontario	49.0%	20.3	13.4	5.8	–	1.1
Other
Exploration and acquisitions		100.0%	–	(0.7)	–	7.1	(6.4)
Corporate and other(b)			9.9	20.4	1.3	–	(11.8)

Total			$157.8	$107.9	$40.3	$7.1	$2.5

28        Kinross Gold Corporation

	Location	Ownership interest	Mining revenue	Operating costs	Depreciation, depletion and amortization	Exploration	Segment earnings (loss)
For the six months ended June 30, 2004:
Operated by Kinross
Fort Knox	Alaska	100.0%	$63.0	$42.5	$13.6	$–	$6.9
Kubaka	Russia	98.1%	28.5	18.3	3.8	–	6.4
Round Mountain	Nevada	50.0%	73.6	39.5	17.3	–	16.8
Joint Venture participant
La Coipa	Chile	50.0%	29.9	18.7	5.1	–	6.1
Crixas	Brazil	50.0%	18.2	5.8	4.7	–	7.7
Paracatu	Brazil	49.0%	19.1	9.9	2.6	–	6.6
Musselwhite	Ontario	31.9%	16.0	10.7	3.9	–	1.4
Porcupine Joint Venture	Ontario	49.0%	40.3	23.6	10.6	–	6.1
Other
Exploration and acquisitions		100.0%	–	–	–	8.9	(8.9)
Corporate and other(b)			21.9	28.1	7.0	–	(13.2)

Total			$310.5	$197.1	$68.6	$8.9	$35.9

For the six months ended June 30, 2003 – Restated(a):
Operated by Kinross
Fort Knox	Alaska	100.0%	$68.0	$48.4	$19.8	$–	$(0.2)
Kubaka(c)	Russia	98.1%	27.7	14.4	8.2	–	5.1
Round Mountain	Nevada	50.0%	63.3	34.8	15.6	–	12.9
Joint Venture participant
La Coipa	Chile	50.0%	22.2	17.9	3.2	–	1.1
Crixas	Brazil	50.0%	14.3	5.1	4.6	–	4.6
Paracatu	Brazil	49.0%	14.6	8.4	2.5	–	3.7
Musselwhite	Ontario	32.0%	8.4	7.0	3.4	–	(2.0)
Porcupine Joint Venture	Ontario	49.0%	38.5	27.1	10.2	–	1.2
Other
Exploration and acquisitions		100.0%	–	–	–	13.3	(13.3)
Corporate and other(b)			17.8	32.3	1.0	–	(15.5)

Total			$274.8	$195.4	$68.5	$13.3	$(2.4)

(a)
See note 2(b).

(b)
Includes Corporate and other non-core mining operations.

(c)
Segment information for the six months ended June 30, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).

Kinross Gold Corporation        29

The following table reconciles the reportable operating segment earnings (loss) to net earnings (loss) for the three months and six months ended June 30:

	Three months ended		Six months ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
		Restated(a)		Restated(a)
Segment earnings (loss)	$10.7	$2.5	$35.9	$(2.4)
Interest and other income	1.9	1.8	3.7	2.8
Mark to market (loss) gain on call options	4.1	(0.9)	3.3	1.2
General and administrative	(8.5)	(6.0)	(15.4)	(11.8)
Gain on sale of assets	0.3	(0.6)	0.7	(0.5)
Foreign exchange	(0.1)	1.0	(2.5)	0.3
Interest expense on long-term liabilities	(0.4)	(1.4)	(1.1)	(2.5)

Earnings (loss) before taxes and dividends on convertible preferred shares of subsidiary company	$8.0	$(3.6)	$24.6	$(12.9)

(a)
See note 2(b).

The following table details the segment assets and capital expenditures for the following periods:

	Segment Assets		Capital Expenditures
	As at		Three months ended		Six months ended
	June 30, 2004	December 31, 2003	June 30, 2004	June 30, 2003(a)	June 30, 2004	June 30, 2003(a)
		Restated(a)		Restated(a)		Restated(a)
Operated by Kinross
Fort Knox	$269.2	$261.2	$12.2	$2.0	$19.4	$11.2
Kubaka(d)	70.2	73.3	5.5	0.4	10.0	0.5
Round Mountain	126.8	138.4	1.7	1.0	3.5	1.2
Joint Venture participant
La Coipa	48.9	54.0	0.1	0.3	0.4	0.3
Crixas	50.4	54.2	1.3	0.9	2.0	1.0
Paracatu	138.6	141.0	1.2	0.8	1.9	1.2
Musselwhite	76.3	80.4	1.2	0.6	1.6	0.8
Porcupine Joint Venture	78.8	83.7	4.8	1.9	7.1	3.3
Other
Exploration and acquisitions(b)	908.4	908.4	–	–	–	–
Corporate and other(b)(c)	352.6	350.5	12.4	4.2	16.9	5.4

Total	$2,120.2	$2,145.1	$40.4	$12.1	$62.8	$24.9

(a)
See note 2(b).

(b)
Segment assets represent goodwill of $908.4 million allocated to the Exploration and acquisitions segment with the remainder of $9.6 million of goodwill allocated to Corporate and other.

(c)
Includes Corporate and other non-core mining operations. Also includes $153.5 million and $91.1 million in cash and cash equivalents held at the Corporate level as at June 30, 2004 and December 31, 2003, respectively.

(d)
Segment information for the six months ended June 30, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).

30        Kinross Gold Corporation

	Mining revenues Three months ended		Mining revenues Six months ended		Property, Plant & Equipment As at
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	December 31, 2003(a)
		Restated(a)		Restated(a)		Restated(a)
Geographic information:
United States	$67.2	$76.8	$146.1	$131.3	$292.9	$296.0
Canada	38.3	35.7	67.3	64.7	109.2	113.5
Russia	16.5	16.2	28.5	27.7	16.4	10.3
Chile	14.6	11.6	31.3	22.2	47.8	39.3
Brazil	18.3	17.5	37.3	28.9	59.7	60.9
Other	–	–	–	–	5.2	5.2

Total	$154.9	$157.8	$310.5	$274.8	$531.2	$525.2

(a)
See note 2(b).

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. For the three months ended June 30, 2004 sales to four customers totaled $57.8 million, $26.7 million, $23.6 million and $20.2 million, respectively. For the three months ended June 30, 2003 sales to three customers totaled $42.9 million, $34.4 million and $33.7 million, respectively.

For the six months ended June 30, 2004 sales to four customers totaled $110.3 million, $51.1 million, $47.7 million and $38.3 million. For the six months ended June 30, 2003 sales to three customers totaled $65.2 million, $62.1 million and $54.6 million, respectively.

7. Earnings (loss) per share

Earnings (loss) per share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method. The following table details the calculation of loss applicable to common shareholders and the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings (loss) per common share for the following periods.

	Three months ended		Six months ended
	June 30, 2004	June 30, 2003(a)	June 30, 2004	June 30, 2003(a)
(Number of common shares in millions)
Basic weighted average shares outstanding:	345,972	314,743	345,898	284,092
Weighted average shares dilution adjustments:
Dilutive stock options(b)	139	–	134	–
Restricted shares	228	–	228	–

Diluted weighted average shares outstanding	346,339	314,743	346,260	284,092

Weighted average shares dilution adjustments – exclusions:(c)
Dilutive stock options	–	1,111	–	1,231
Echo Bay warrants(d)	–	–	–	–
Redeemable preferred shares	1,058	1,058	1,058	1,058
Kinam preferred	332	360	332	360
Convertible debt	–	4,994	–	4,994

(a)
As a result of the net loss from continuing operations for the three month period ended June 30, 2003, diluted earnings per share was calculated using the basic weighted average shares outstanding because to do otherwise would have been anti-dilutive.

(b)
Dilutive stock options were determined by using the Company's average share price for the period. For the three months and six months ended June 30, 2004, the average share prices used were $5.96, and $6.55 per share, respectively. For the three months and six months ended June 30, 2003 the average share prices used were $6.50, and $6.69 per share, respectively.

(c)
These adjustments were excluded, as they were anti-dilutive for the three months and six months ended June 30, 2004 and 2003, respectively.

(d)
Echo Bay warrants were exercised during the three months ended December 31, 2003 and are no longer outstanding.

Kinross Gold Corporation        31

8. Long-term debt

During the three months ended March 31, 2004 the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority.

9. Commitments and contingencies

General

The Company follows Section 3290 of the CICA handbook in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

Derivative action

In October 1996, a shareholder derivative action was filed in the Court of Chancery of Delaware on behalf of a Kinam Gold Inc. ("Kinam") formerly Amax Gold Inc., shareholder, entitled Harry Lewis v. Milton H. Ward, et al., C.A. No. 15255-NC, against Cyprus Amax, Kinam's directors and Kinam as a nominal defendant. Kinam Gold Inc. is a 100% owned subsidiary of the Company. The complaint alleges, among other things, that the defendants engaged in self-dealing in connection with Kinam's entry in March 1996 into a demand loan facility provided by Cyprus Amax. The complaint seeks, among other things, a declaration that the demand loan facility is not entirely fair to Kinam and damages in an unspecified amount. Kinam subsequently filed a motion to dismiss the action with the court. On October 30, 2003, the Court of Chancery of Delaware granted Kinam's motion to dismiss the complaint. The plaintiff appealed this decision on November 30, 2003. The appeal was dismissed on June 16, 2004.

Class action

The Company was named as a defendant in a class action complaint filed on or about April 26, 2002, entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. Defendants named in the complaint are the Company, its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam, and Robert M. Buchan, President and C.E.O. of the Company. The complaint is brought on behalf of two potential classes, those who tendered their Kinam preferred stock into the tender offer for the Kinam $3.75 Series B Preferred Stock made by the Kinross Gold U.S.A. and those who did not. Plaintiffs argue, among other things, that amounts historically advanced by the Company to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam preferred stock from institutional investors in July 2001 was a constructive redemption of the preferred stock, an impermissible amendment to the conversion rights of the preferred stock, or constituted the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam preferred stock, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam preferred stock. The complaint alleges breach of contract based on the governing provisions of the Kinam preferred stock, breach of fiduciary duties, violations of the "best price" rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules, violations of Section 10(b) and 14(e) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) hereunder, common law fraud based on the acts taken and information provided in connection with the tender offer, violation of Nevada's anti-racketeering law, and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. A second action seeking certification as a class action and based on the same allegations was also filed in the United States District Court for the District of Nevada on or about May 22, 2002. It names the same parties as defendants. This action has been consolidated into the Brown case and the Brown plaintiffs have been designated as lead plaintiffs. The plaintiffs seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam preferred stock or, in the alternative, the issuance of 26.875 to 80.625 shares of the Company for each Kinam preferred share. They also seek triple damages under Nevada statutes. The Company brought a motion for judgement on the pleadings with respect to the federal securities claims based on fraud. Discovery was stayed pending the resolution of this matter. On September 29, 2003, the Court ruled that plaintiffs had failed to adequately state a federal securities fraud claim. The plaintiffs were given an opportunity to amend the complaint to try and state a claim that would meet the pleading standards established by the Court but, if they are unable to do so, these claims will be dismissed. The plaintiffs have filed an amended complaint with the Court in an effort to eliminate the deficiencies in their original complaint. The Company believes the amended complaint is without merit and has filed a motion for judgement on the pleadings seeking dismissal of the securities fraud claims without prejudice. The Company anticipates continuing to vigorously defend this litigation. The Company cannot reasonably predict the outcome of this action and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements. This class action relates to the Corporate and other segment (see note 6).

32        Kinross Gold Corporation

Settlement in Greece

In January 2003, the Stratoni lead/zinc mine located in Greece, owned by TVX Hellas S.A. ("TVX Hellas"), a subsidiary of the Company, was shut down pending the receipt of new mining permits. Revised mining permits were issued on February 18, 2003. However, operations remained suspended throughout 2003 as the Company worked with the Greek government and potential investors to develop the appropriate exit strategy. On December 10, 2003, the Greek government unilaterally terminated the contract pursuant to which the Company's two subsidiaries, TVX and TVX Hellas, held title to the Hellenic gold mines, and invited them to enter into a settlement agreement. A settlement agreement was then executed on December 12, 2003, pursuant to which the Greek government agreed to pay 11 million Euros to TVX Hellas. The Company agreed to augment the 11 million Euros ($13.6 million), with an additional 11 million Euros, and to contribute all such amounts in full satisfaction of labour and trade liabilities of TVX Hellas. On January 30, 2004, the Company advanced TVX Hellas 11 million Euros ($13.6 million) and received a full release from all liabilities in connection with environmental remediation. TVX Hellas has settled all labour related claims and has filed for bankruptcy. Trade and other payables will be settled in the bankruptcy proceedings out of the remaining funds on hand in Greece.

The Hellenic Gold Properties litigation

The Ontario Court (General Division) issued its judgement in connection with the claim against TVX by three individuals (collectively the "Alpha Group") on October 14, 1998, relating to TVX's interest in the Hellenic Gold Mining assets in Greece owned by TVX Hellas. The Court rejected full ownership and monetary damage claims but did award the Alpha Group a 12% carried interest and the right to acquire a further 12% participating interest in the Hellenic Gold assets. TVX filed a notice to appeal and the Alpha Group filed a notice of cross appeal.

Subsequent to the trial decision in October, 1998, TVX received notification of two actions commenced by 1235866 Ontario Inc. ("1235866"), the successor to Curragh Inc., Mineral Services Limited and Curragh Limited, against the Alpha Group, and others, in Ontario and English Courts, in relation to the claim by the Alpha Group against TVX for an interest in the Hellenic gold mines. On July 28, 1999, TVX entered into an agreement with 1235866 to ensure that these new claims would not result in any additional diminution of TVX's interest in the Hellenic gold mines. 1235866 agreed not to pursue any claim against TVX for an interest in the Hellenic gold mines beyond the interest awarded to the Alpha Group by the courts. In the event that 1235866 is successful in its claim against the Alpha Group, 1235866 would be entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic gold mines up to the date of exercise. The TVX appeal, the Alpha Group cross appeal and a motion by 1235866 were all heard on February 17, 18 and 25, 2000. By judgement released June 1, 2000, the Court of Appeal, while partially granting the TVX appeal, upheld the trial decision and rejected the Alpha Group cross appeal. The Court also rejected the motion of 1235866 for a new trial. As a result, TVX holds, as constructive trustee, a 12% carried interest and a right to acquire 12% participating interest in the Hellenic gold mines upon the payment of costs associated with that interest. The action by 1235866 against the Alpha Group continues. TVX and the Alpha Group have been unable to agree on the definition and application of the 12% carried interest and the right to acquire a 12% participating interest in the Hellenic gold mines awarded to Alpha Group in the trial judgement. Accordingly, in June 2001, a new action was commenced between the Alpha Group and TVX to clarify the award. TVX anticipates that the hearing with respect to such matter may be held in 2005.

As a result of the settlement agreement the Company executed with the Greek Government with respect to TVX Hellas S.A., the Alpha group has threatened further litigation due to an alleged breach of the October 14, 1998 judgement in the action noted above between the Alpha Group and TVX relating to the Hellenic Gold mines. The Alpha Group has threatened to expand this claim to include a claim against the Company for breach of fiduciary duty. In addition, 1235866 has threatened further litigation for breach of fiduciary duty. The Company cannot reasonably predict the outcome of this litigation and the threatened litigation and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements.

No pleadings have been exchanged with respect to these two threatened actions.

Summa

In September 1992, Summa Corporation ("Summa") commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the "Subsidiaries"), 100% owned subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and another mine, which is no longer in operation. The assets and liabilities of the Subsidiaries are included under the heading Corporate and other in the segmented information (see note 6). The matter was tried in the Nevada State Court in April 1997, with Summa claiming more than $13 million in damages, and, in September 1997, judgement was rendered for the Subsidiaries. The decision was appealed by Summa to the Supreme Court of Nevada, which in April 2000 reversed the decision of the trial court and remanded the case back to the trial court for "a calculation of the appropriate royalties in a manner not inconsistent with this order." The case was decided by a panel comprised of three of the seven Justices of the Supreme Court of Nevada and the Subsidiaries petitioned that panel for a rehearing. The petition was denied by the three-member panel on May 15, 2000 and remanded to the lower court for consideration of other defenses and arguments put forth by the Subsidiaries. The Subsidiaries filed a petition for a hearing before the full Supreme Court and on December 22, 2000, the Court recalled its previous decision. Both the Subsidiaries and their counsel believe that grounds exist to modify or reverse the decision. Echo Bay has $1.5 million accrued related to this litigation. If the appellate reversal of the trial decision is maintained and the trial court, on remand, were to dismiss all of the Subsidiaries' defenses, the royalty calculation at McCoy/Cove would change and additional royalties would be payable. Neither the Company, nor counsel to the Subsidiaries, believe it is possible to quantify the precise amount of liability pursuant to a revised royalty calculation.

Kinross Gold Corporation        33

In March, 2004, Summa filed a complaint in the District Court of Nevada, The Howard Hughes Corporation v. Echo Bay Management Corporation, et al., Case No. A481813, against Echo Bay, the Subsidiaries, Kinross, Newmont Mining Corporation, and the officers and directors of the various corporate entities, alleging that the Subsidiaries have transferred substantially all of their assets to insiders and close third-parties, rendering them unable to respond to any judgment that Summa may obtain in the underlying litigation. The complaint alleges that the Echo Bay and TVX combination with Kinross and the acquisition of the closed McCoy/Cove mining operations by Newmont in exchange for assumption of the reclamation obligations was the culmination of a scheme to improperly strip the Subsidiaries of their assets. Kinross has not filed an answer to the complaint, and no discovery has taken place. Kinross believes this complaint to be without merit and anticipates vigorously defending the action.

General

The Company is also involved in legal proceedings and claims arising in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect Kinross' financial position, results of operations or cash flows.

Total accrued liabilities in relation to legal contingencies as at March 31, 2004 and December 31, 2003 were $1.5 million and $15.1 million, respectively.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at June 30, 2004 the Company had the following disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

Russia

In July, 2003, the Company received notice that local taxation authorities in Russia are seeking a reassessment of the tax paid relating to the Kubaka mine by Omolon, the Company's 98.1% owned Russian Joint Stock Company in the amount of $8.5 million, which included penalties and interest. The notice challenged certain deductions taken by the Company and tax concessions relating to tax returns filed by the Company in prior years. The Company appealed this notice of reassessment and on January 27, 2004, the Magadan Arbitration court agreed with the Company on three of the four major reassessment items. The impact of this ruling reduced the liability to $3.9 million, which includes interest and penalties. However, on May 14, 2004 the Magadan Appeal Court overturned the Magadan Arbitration court's decision. The Company has launched an appeal with the Federal Cessation court. The Company believes that this reassessment will be resolved with no material adverse impact to the Company's financial position, results of operations or cash flows. This reassessment relates to the Kubaka business segment (see note 6).

Chile

On September 27, 2001, the Company's 100% owned Chilean mining company, Compania Minera Kinam Guanaco ("CMKG") received a tax reassessment from the Chilean IRS. The assets of CMKG are included under the heading Corporate and other in the segmented information (see note 6). The reassessment, in the amount of $6.7 million, disallows certain deductions utilized by a third party. The third party has indemnified the Company for up to $13.5 million in relation to this reassessment. The Company appealed the reassessment and on January 12, 2004, the Chilean IRS upheld the tax auditors position. The Company plans to appeal the reassessment with the Chilean Tax Court. The Company believes this reassessment will be resolved with no material adverse impact on to the Company's financial position, results of operations or cash flows.

Brazil

The Company's 50% owned Brazilian mining company, Mineracao Serra Grande S.A. which owns the Crixás mine received a tax reassessment in November 2003 from the Brazilian IRS. The reassessment disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals $9.5 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows. This reassessment relates to the Crixás business segment (see note 6).

34        Kinross Gold Corporation

Kinross Gold Corporation
Directors, Officers & Corporate Information

Directors	Officers	Corporate Data

John A. Brough ACN
President
Torwest Inc.
 Robert M. Buchan
President and Chief Executive Officer
Kinross Gold Corporation
 Scott A. Caldwell
Senior Vice President and Chief Operating Officer
Kinross Gold Corporation
 Arthur H. Ditto
Retired Mining Executive
 Richard S. Hallisey AE
President
Sullivan Holdings Limited
 John M.H. Huxley ACN
Principal
Algonquin Power Corporation
 John A. Keyes AE
Retired Mining Executive
 George F. Michals AG
President
Baymont Capital Resources Inc.
 Cameron A. Mingay EG
Partner
Cassels, Brock & Blackwell LLP
 John E. Oliver CGN
Senior Vice President, Atlantic Region
Bank of Nova Scotia

John E. Oliver
Independent Chairman
 Robert M. Buchan
President and Chief Executive Officer
 Scott A. Caldwell
Executive Vice President and Chief Operating Officer
 John W. Ivany
Executive Vice President
 Lars-Eric Johansson
Executive Vice President and Chief Financial Officer
 Jerry W. Danni
Senior Vice President, Environmental, Health & Safety
 J. Michael Doyle
Senior Vice President, Operations
 Allan D. Schoening
Senior Vice President, Human Resources and Public Affairs
 Rodney A. Cooper
Vice President, Technical Services
 Christopher T. Hill
Vice President, Investor Relations
 Andrew F. Kaczmarek
Vice President, Project Development
 Ronald W. Stewart
Vice President, Exploration
 Shelley M. Riley
Corporate Secretary

Corporate Office
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario
Canada M5H 3Y2
Tel: (416) 365-5123
Fax: (416) 363-6622
Toll free: 1 866 561-3636
 U.S. Office
670 Sierra Rose Drive
Reno, Nevada
USA 89511
Tel: (775) 829-1000
Fax: (775) 829-1666
 Transfer Agent & Registrar
Computershare Trust Company
Canada: 1 800 564-6253
US: 1 800 962-4284
 Legal Counsel
Cassels, Brock & Blackwell LLP
Toronto, Ontario
Canada
 Parr Waddoups Brown Gee & Loveless
Salt Lake City, Utah
USA
 Auditors
Deloitte & Touche LLP
Toronto, Ontario
Canada

Stock Exchanges/
Symbols
K — TSX
K.U — TSX
K.WT — TSX
KGC — NYSE
 Investor Relations Contact:
E-mail: info@kinross.com
Website: www.kinross.com
Toll free: 1 866 561-3636
 Christopher T. Hill
Vice President, Investor Relations
Tel: (416) 365-7254
 Tracey M. Thom
Manager, Investor Relations
Tel: (416) 365-1362
 Additional information
Copies of Kinross publications are available at www.kinross.com or you may request directly from the Company through the Corporate Office contact information noted above. You may also access documents filed in Canada at www.sedar.com or filed in the United States at www.sec.gov.

A — Audit Committee
C — Compensation Committee
E — Environmental, Health and Safety Committee
G — Corporate Governance Committee
N — Nominating Committee

www.kinross.com

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